                                                                 FILE NO. 69-250



                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM U-3A-2


                      Statement by Holding Company Claiming
                      Exemption under Rule U-3A-2 from the
                    Provisions of the Public Utility Holding
                               Company Act of 1935




                      To be Filed Annually Prior to March 1



TECO Energy, Inc., TECO Power Services Corporation and Hardee Power I, Inc., hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submit the following information:

1. Name, State of organization, location and nature of business of claimants and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimants directly or indirectly hold an interest.

       Claimant, TECO Energy, Inc. ("TECO Energy"), is a corporation organized on January 15, 1981 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Energy owns no operating assets, but does own directly or indirectly the common stock of, or an ownership interest in, 150 subsidiaries.

       Claimant, TECO Power Services Corporation ("TECO Power"), is a corporation organized on May 26, 1987 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Power owns no operating assets, but does own directly or indirectly the common stock of, or an ownership interest in, 84 subsidiaries.

       Claimant, Hardee Power I, Inc. ("Hardee Power I"), is a corporation organized on March 21, 1990 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). Hardee Power I, owns no operating assets, but does own a general partnership interest in Hardee Power Partners, Ltd. ("Hardee Power Partners"), a public utility company for purposes of the Act. Hardee Power Partners is a limited partnership organized under the laws of Florida. Hardee Power I is a direct wholly owned subsidiary of TECO Power and has no subsidiaries or partnership interests other than a partnership interest in Hardee Power Partners.

       TECO Energy previously applied for and received an order pursuant to Sections 9(a)(2) and 10 of the Act approving its direct or indirect acquisition of up to 100% of the voting securities of Hardee Power Partners. (See Act Release No. 35-25199). Other than Hardee Power Partners, no subsidiary of TECO Power or Hardee Power I is a public utility company for purposes of the Act.

       The name, location, state of organization and nature of business of the claimants and every subsidiary thereof, other than any EWG or foreign utility company in which claimant directly or indirectly holds an interest are as follows:


                                            STATE OF ORGANIZATION AND
NAME AND LOCATION                           NATURE OF BUSINESS
-----------------------------               --------------------------------------------
TECO Energy, Inc.                           Florida.  Parent company.
TECO Plaza
702 North Franklin Street
Tampa, Florida 33602

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
Tampa Electric Company(1)                                       Florida.  Through its electric
TECO Plaza                                                      division (Tampa Electric), operates
702 North Franklin Street                                       as an electric utility serving West
Tampa, Florida  33602                                           Central Florida.  Through its gas
                                                                division (Peoples Gas System),
                                                                operates as a local natural gas
                                                                distribution business serving
                                                                territories in Florida.

    TERMCO, Inc.                                                Florida.  Acts as exclusive
    TECO Plaza                                                  broker for Tampa Electric for
    702 North Franklin Street                                   the purchase and sale
    Tampa, Florida  33602                                       of real property.

    Power Engineering &                                         Florida.  Engaged in the
    Construction, Inc.                                          repair of customer owned
    TECO Plaza                                                  transmission and distribution
    702 North Franklin Street                                   equipment primarily for
    Tampa, Florida  33602                                       emergency, convenience and safety
                                                                within Tampa Electric's retail
                                                                territory.

TECO Investments, Inc.(1)                                       Florida. Invests capital
TECO Plaza                                                      in short- and long-term
702 North Franklin Street                                       financial investments.
Tampa, Florida 33602

TECO Inventory Company(1)                                       Florida. Non-operating company.
TECO Plaza
702 North Franklin Street
Tampa, Florida  33602

TECO Finance, Inc.(1)                                           Florida. Provides financing
TECO Plaza                                                      for the unregulated activities
702 North Franklin Street                                       of TECO Energy.
Tampa, Florida 33602

TECO Oil & Gas, Inc.(1)                                         Florida.  Non-operating company.
TECO Plaza
702 North Franklin Street
Tampa, Florida 33602

TECO Diversified, Inc.(1)                                       Florida.  Holding company.
TECO Plaza
702 North Franklin Street
Tampa, Florida 33602

    TECO Coal Corporation                                       Kentucky.  Holding company.
    200 Allison Boulevard
    Corbin, Kentucky 40701

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
      Bear Branch Coal Company                                  Kentucky.  Coal mining.
      200 Allison Boulevard
      Corbin, Kentucky 40701

      Raven Rock Development                                    Kentucky.  Real estate investment.
      Corporation
      200 Allison Boulevard
      Corbin, Kentucky 40701

      Clintwood Elkhorn Mining                                  Kentucky.  Coal mining and
      Company                                                   processing.
      200 Allison Boulevard
      Corbin, Kentucky 40701

      Gatliff Coal Company                                      Kentucky. Coal mining and
      200 Allison Boulevard                                     processing.
      Corbin, Kentucky 40701

      Pike-Letcher Land Company                                 Kentucky.  Land management.
      200 Allison Boulevard
      Corbin, Kentucky 40701

      Premier Elkhorn Coal Company                              Kentucky.  Coal mining and
      200 Allison Boulevard                                     processing.
      Corbin, Kentucky 40701

      Rich Mountain Coal Company                                Tennessee.  Coal mining.
      200 Allison Boulevard
      Corbin, Kentucky 40701

      Perry County Coal Corporation                             Kentucky.  Coal mining and
      200 Allison Boulevard                                     processing.
      Corbin, Kentucky  40701

         Ray Coal Company, Inc.                                 Kentucky.  Land management.
         200 Allison Boulevard
         Corbin, Kentucky  40701

           Whitaker Coal Corporation                            Kentucky.  Holds coal mining
           200 Allison Boulevard                                permits.
           Corbin, Kentucky  40701

         TECO Synfuel Holdings, LLC                             Delaware.  Holds a membership
         200 Allison Boulevard                                  interest in Pike Letcher Synfuel,
         Corbin, Kentucky  40701                                LLC.

      TECO Synfuel Operations, LLC                              Delaware.  Managing member of
      200 Allison Boulevard                                     Pike Letcher Synfuel, LLC.
      Corbin, Kentucky  40701

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
         Pike Letcher Synfuel, LLC                              Delaware.  Operator of synfuel
         200 Allison Boulevard                                  manufacturing facilities.
         Corbin, Kentucky  40701

    TECO Coalbed Methane Florida,                               Florida.  Holds residual assets and
    Inc.                                                        liabilies of Coalbed Methane
    (Formerly TECO Coalbed Methane,                             business which was sold in late
    Inc.)                                                       2002.
    TECO Plaza
    702 North Franklin Street
    Tampa, Florida  33602

   TECO Solutions, Inc.                                         Florida.  Holding company.
   702 North Franklin Street
   Tampa, Florida  33602

      Prior Energy Corporation                                  Delaware.  Natural gas energy
      TECO Plaza                                                management services. Does not own
      702 North Franklin Street                                 or operate any facilities for the
      Tampa, Florida  33602                                     distribution of natural or
                                                                manufactured gas at retail.

         Prior Intrastate Corporation                           Delaware.  Natural gas energy
         TECO Plaza                                             management services.  Does not own
         702 North Franklin Street                              or operate any facilities for the
         Tampa, Florida  33602                                  distribution of natural or
                                                                manufactured gas at retail.

      TECO Energy Services, Inc.                                Florida.  Energy services company
      (Formerly TECO BGA, Inc.)                                 that performs engineering analysis,
      TECO Plaza                                                design and construction management.
      702 North Franklin Street
      Tampa, Florida  33602

         BGA Special Project One                                Florida.  Limited partner of
         TECO Plaza                                             TECO AGC, Limited.
         702 North Franklin Street
         Tampa, Florida 33602

         TECO AGC, Inc.                                         Florida.  General partner of
         TECO Plaza                                             TECO AGC, Limited.
         702 North Franklin Street
         Tampa, Florida  33602

           TECO AGC, Limited                                    Florida. Owns and operates a
           TECO Plaza                                           chilled water district cooling
           702 North Franklin Street                            system in Tampa.
           Tampa, Florida  33602

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
         TECO Thermal Systems, Inc.                             Florida.  Owns and operates a
         (Formerly TECO BGA Thermal                             chilled water district cooling
         Systems, Inc.)                                         system in Miami.
         TECO Plaza
         702 North Franklin Street
         Tampa, Florida  33602

         BCH Mechanical, Inc.                                   Florida.  Mechanical contracting.
         TECO Plaza
         702 North Franklin Street
         Tampa, Florida  33602

           SDB Leasing Corporation                              Florida.  Equipment leasing company
           TECO Plaza                                           for BCH Mechanical companies.
           702 North Franklin Street
           Tampa, Florida  33602

           Staffing Systems, Inc.                               Florida.  Professional employee
           TECO Plaza                                           organization that provides payroll
           702 North Franklin Street                            services to BCH Mechanical
           Tampa, Florida 33602                                 companies.

   TECO Gas Services, Inc.                                      Florida. Natural gas energy
   TECO Plaza                                                   management services.  Does not own
   702 North Franklin Street                                    or operate any facilities for the
   Tampa, Florida  33602                                        distribution of natural or
                                                                manufactured gas at retail.

   TECO Properties Corporation                                  Florida.  Real estate
   TECO Plaza                                                   investment.
   702 North Franklin Street
   Tampa, Florida 33602

      Brandon Properties Partners,                              Florida.  Real estate
      Ltd.                                                      investment.
      8925 Eagle Watch Drive
      Riverview, Florida  33569

      K-T No. 1, LLC                                            Florida.  Real estate
      3100 Clay Street STE 275                                  investment.
      Orlando, Florida  32804

      B-T One, LLC                                              Florida.  Real estate
      17900 SE 17th Street, STE 300                             investment.
      Ocala, Florida  34471

      Hernando Oaks, LLC                                        Florida.  Real estate
      1610 Barrancas Avenue                                     investment.
      Pensacola, Florida  32501

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
      Walden Woods Business Center,                             Florida.  Real estate
      Ltd.                                                      investment.
      24301 Walden Center Drive
      Bonita Springs, Florida  34134

   TECO Partners, Inc.                                          Florida.  Sales and marketing.
   TECO Plaza
   702 North Franklin Street
   Tampa, Florida  33602

      TECO Fiber, Inc.                                          Florida.  Holds a membership
      TECO Plaza                                                interest in Litestream Technologies.
      702 North Franklin Street
      Tampa, Florida  33602

         Litestream Technologies, LLC                           Florida.  Provides bundled
         TECO Plaza                                             telecommunications services over
         702 North Franklin Street                              fiber-optic networks to residential
         Tampa, Florida  33602                                  customers.

TECO Propane Ventures, LLC                                      Delaware.  Holds an interest in
TECO Plaza                                                      U.S. Propane, LLC.
702 North Franklin Street
Tampa, Florida 33602

   U.S. Propane, LLC                                            Delaware.  Retail propane
   8801 South Yale Avenue STE 310                               distribution.  Holds an interest
   Tulsa, Oklahoma  74137                                       in U.S. Propane, LP.

      U.S. Propane, LP                                          Delaware.  Retail propane
      8801 South Yale Avenue STE 310                            distribution.  Holds an interest
      Tulsa, Oklahoma  74137                                    in Heritage Holdings, Inc. and is
                                                                the general partner of Heritage
                                                                Propane Partners, LP, having publicly
                                                                traded units and limited partner
                                                                of Heritage Operating, LP. U.S.
                                                                Propane, LP is also the general
                                                                partner of Heritage Operating, LP.

        Heritage Holdings, Inc.                                 Oklahoma.  Holds an interest in
        8801 South Yale Avenue STE 310                          Heritage Propane Partners, LP.
        Tulsa, Oklahoma  74137

        Heritage Propane Partners,                              Delaware.  Retail propane
        LP                                                      distribution.
        8801 South Yale Avenue
        STE 310
        Tulsa, Oklahoma  74137

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
         Heritage Operating, LP                                 Delaware.  Retail propane
         8801 South Yale Avenue                                 distribution.
         STE 310
        Tulsa, Oklahoma  74137

TECO Transport Corporation                                      Florida. Holding company.
TECO Plaza
702 North Franklin Street
Tampa, Florida 33602

      TECO Bulk Terminal, LLC                                   Louisiana.  Transfers and
      TECO Plaza                                                stores coal and other dry bulk
      702 North Franklin Street                                 commodities.
      Tampa, Florida 33602

      TECO Ocean Shipping, Inc.                                 Florida.  Transports coal and
      TECO Plaza                                                other dry bulk commodities in
      702 North Franklin Street                                 ocean-going vessels to various
      Tampa, Florida  33602                                     domestic and international
                                                                destinations.

      TECO Barge Line, Inc.                                     Florida.  Transport coal and
      TECO Plaza                                                other dry bulk commodities in
      702 North Franklin Street                                 river barges.
      Tampa, Florida 33602

      TECO Towing Company                                       Florida.  Charters river barges
      TECO Plaza                                                and purchases fuel for subsequent
      702 North Franklin Street                                 resale to affiliated companies.
      Tampa, Florida  33602

   TECO Commerce, Inc.                                          Florida.  Non-operating company.
    TECO Plaza
    702 North Franklin Street
    Tampa, Florida  33602

      MaterialsXpress, LLC                                      Delaware.  Private internet-based
      1915 Rexford Road                                         procurement marketplace for
      Charlotte, North Carolina 28211                           materials in the natural gas
                                                                distribution industry.

TECO Stevedoring Services, Inc.(1)                              Florida.  Unloads coal from
TECO Plaza                                                      ocean-going vessels.
702 North Franklin Street
Tampa, Florida 33602

Peoples Sales & Service Company(1)                              Florida.  Non-operating
TECO Plaza                                                      company.
702 North Franklin Street
Tampa, Florida 33602

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
Suwannee Gas Marketing, Inc.(1)                                 Florida.  Holding company.
TECO Plaza
702 North Franklin Street
Tampa, Florida 33602


    Seminole Gas Marketing                                      Florida.  General partnership
    P.O. Box 2563                                               that markets natural gas to
    1900 5th Avenue North                                       end-users.  Does not own or
    Birmingham, Alabama  35202                                  operate any facilities for the
                                                                distribution of natural or
                                                                manufactured gas at retail.

Peoples Gas System(Florida),                                    Florida.  Name-holding company
Inc. (1) with no operations.
TECO Plaza
702 North Franklin Street
Tampa, Florida 33602

TECO Funding Company I, LLC(1)                                  Delaware. Formed in connection
300 Delaware Avenue 9th Floor                                   with the issuance of trust preferred
Wilmington, Delaware 19801                                      securities to the public in 2000.

TECO Funding Company II, LLC(1)                                 Delaware.  Formed in connection
300 Delaware Avenue 9th Floor                                   with the issuance of mandatorily
Wilmington, Delaware  19801                                     convertible trust preferred
                                                                securities to the public in 2002.

TECO Funding Company III, LLC(1)                                Delaware. Formed in connection
300 Delaware Avenue 9th Floor                                   with potential future issuance of
Wilmington, Delaware 19801                                      trust preferred securities.

TECO Power Services Corporation(1)                            Florida. Holding company.(2)
TECO Plaza
702 North Franklin Street
Tampa, Florida  33602

     Hardee Power I, Inc.                                      Florida.  General partner
     TECO Plaza                                                of Hardee Power Partners. (2)
     702 North Franklin Street
     Tampa, Florida 33602

     Hardee Power II, Inc.                                     Florida. Limited partner of
     TECO Plaza                                                Hardee Power Partners.
     702 North Franklin Street
     Tampa, Florida 33602

         Hardee Power Partners, Ltd.                          Florida.  Limited
         TECO Plaza                                           partnership that owns
         702 North Franklin Street                            Hardee Power Station, a
         Tampa, Florida  33602                                wholesale power generation
                                                              project located in Florida. (2)

                                                              STATE OF ORGANIZATION AND
NAME AND LOCATION                                             NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
     TPS Hamakua, Inc.                                        Florida.  General partner
     TECO Plaza                                               of Hamakua Energy Partners, LP,
     702 North Franklin Street                                an EWG.
     Tampa, Florida 33602

     TPS Hawaii, Inc. Florida.                                A limited partner of
     TECO Plaza                                               Hamakua A, LLC, a holding company.
     702 North Franklin Street
     Tampa, Florida 33602

         Hamakua A, LLC                                       Delaware. A limited partner of
         J.A. Jones Drive                                     Hamakua Energy Partners, LP,
         Charlotte,   an EWG.
         North Carolina 28287

     TPS Hamakua Land, Inc.                                   Florida.  A general partner of
     TECO Plaza                                               Hamakua Land Partnership, LLP.
     702 North Franklin Street
     Tampa, Florida 33602

     TPS Operations Holding Company                           Florida.  Holding company.
     TECO Plaza
     702 North Franklin Street
     Tampa, Florida 33602

         TPS Virginia Operations                              Virginia.  Operator of Commonwealth
         Company                                              Chesapeake Power Station, a wholesale
         TECO Plaza                                           power generation project located in
         702 North Franklin Street                            Virginia.
         Tampa, Florida 33602

         TPS Arizona Operations                               Florida.  Operator of the Gila
         Company                                              River Power Station, a wholesale
         TECO Plaza                                           power generation project under
         702 North Franklin Street                            construction.
         Tampa, Florida 33602

         TPS Arkansas Operations                              Arkansas.  Operator of the Union
         Company                                              Power Station, a wholesale power
         TECO Plaza                                           generation project under
         702 North Franklin Street                            construction.
         Tampa, Florida 33602

         TPS Dell Operations                                  Florida.  Operator of the Dell
         Company                                              Power Station, a wholesale power
         TECO Plaza                                           generation project for which
         702 North Franklin Street                            construction has ceased.
         Tampa, Florida 33602

                                                              STATE OF ORGANIZATION AND
NAME AND LOCATION                                             NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
              TPS Dell WDP, LLC                               Arkansas.  Real estate holding
              TECO Plaza   company.
              702 North Franklin Street
              Tampa, Florida 33602

         TPS McAdams Operations                               Florida. Operator of the McAdams
         Company                                              Power Station, a wholesale power
         TECO Plaza                                           generation project for which
         702 North Franklin Street                            construction has ceased.
         Tampa, Florida 33602

         TPS Operations Company                               Florida.  Operator of Hardee Power
         TECO Plaza                                           Station, a wholesale power generation
         702 North Franklin Street                            project located in Florida.
         Tampa, Florida 33602

         TPS Frontera Operations I,                           Florida.  General partner of TPS
         Inc.                                                 Frontera Operations, LP.
         TECO Plaza
         702 North Franklin Street
         Tampa, Florida  33602

         TPS Frontera Operations II,                          Florida.  Limited partner of TPS
         Inc.                                                 Frontera Operations, LP.
         TECO Plaza
         702 North Franklin Street
         Tampa, Florida  33602

              TPS Frontera Operations,                        Florida.  Operator of Frontera Power
              LP                                              Station, a wholesale power generation
              TECO Plaza                                      project located in Texas.
              702 North Franklin Street
              Tampa, Florida 33602

     TECO Power Ventures, Inc.                                Florida.  Holding company.
     TECO Plaza
     702 North Franklin Street
     Tampa, Florida 33602

         TPS TriCo, LLC                                       Delaware.  Holding company.
         TECO Plaza
         702 North Franklin Street
         Tampa, Florida 33602

              TPS Tejas GP, LLC                               Delaware.  General partner of
              TECO Plaza                                      Frontera Generation Limited
              702 North Franklin Street                       Partnership, an EWG.
              Tampa, Florida 33602

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
              TPS Tejas LP, LLC                               Delaware.  Limited partner of
              TECO Plaza                                      Frontera Generation Limited
              702 North Franklin Street                       Partnership, an EWG.
              Tampa, Florida 33602

                  TPS Dell Finance, LLC                       Delaware.  Formed for the purpose of
                  TECO Plaza                                  bond financing.
                  702 North Franklin Street
                  Tampa, Florida 33602

     TPS LP, Inc.                                             Florida.  Limited partner of
     TECO Plaza                                               TECO-Panda Generating Company, LP.
     702 North Franklin Street
     Tampa, Florida  33602

     TPS GP, Inc.                                             Florida.  General partner of
     TECO Plaza                                               TECO-Panda Generating Company,
     702 North Franklin Street                                LP.
     Tampa, Florida 33602

         TECO-Panda Generating                                Delaware. Limited partnership with
         Company, LP                                          interests in wholesale power
         4100 Spring Valley Road                              generation projects.
         STE 1001
         Dallas, Texas  75244

              Union Power I, LLC                              Delaware. Limited liability company
              4100 Spring Valley Road                         that owns 1% interest in Union Power
              STE 1001                                        Partners, LP, an EWG.
              Dallas, Texas  75244

              Union Power II, LLC                             Delaware. Limited liability company
              4100 Spring Valley Road                         that owns a 99% interest in Union
              STE 1001                                        Power Partners, LP, an EWG.
              Dallas, Texas  75244

              Panda Gila River I, LLC                         Delaware. Limited liability company
              4100 Spring Valley Road                         that owns a 1% interest in Panda
              STE 1001                                        Gila River, LP, an EWG.
              Dallas, Texas  75244

              Panda Gila River II, LLC                        Delaware. Limited liability company
              4100 Spring Valley Road                         that owns a 99% interest in Panda
              STE 1001                                        Gila River, LP, an EWG.
              Dallas, Texas 75244

              Trans-Union Interstate I,                       Delaware. Limited liability company
              LLC                                             that owns a 1% interest in Trans-
              4100 Spring Valley Road                         Union Interstate Pipeline, LP.
              STE 1001
              Dallas, Texas 75244

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
              Trans-Union Interstate II                       Delaware. Limited liability company
              LLC                                             that owns a 99% interest in Trans-
              4100 Spring Valley Road                         Union Interstate Pipeline, LP.
              STE 1001
              Dallas, Texas 75244

                  Trans-Union Interstate                      Delaware.  Natural gas energy
                  Pipeline, LP                                management services.  Does not own
                  4100 Spring Valley Road                     or operate any facilities for the
                  STE 1001                                    distribution of natural or
                  Dallas, Texas 75244                         manufactured gas at retail.

     TPS LP II, Inc.                                          Florida.  Limited partner of TECO-
     TECO Plaza                                               Panda Generating Company II, LP.
     702 North Franklin Street
     Tampa, Florida  33602

     TPS GP II, Inc.                                          Florida.  General Partner of TECO-
     TECO Plaza                                               Panda Generating Company II, LP.
     702 North Franklin Street
     Tampa, Florida 33602

         TECO-Panda Generating                                Delaware.  Owns an interest in
         Company II, LP                                       electric generating turbines.
         4100 Spring Valley Road
         STE 1001
         Dallas, Texas  75244

     TPS Holdings, Inc.                                       Florida. Non-operating company.
     TECO Plaza
     702 North Franklin Street
     Tampa, Florida 33602

     TPS Guatemala One, Inc.                                  Florida.  Developer and general
     TECO Plaza                                               partner of the Alborada Power
     702 North Franklin Street                                Station.
     Tampa, Florida 33602

     TECO EnergySource, Inc.                                  Florida.  Energy marketing company.
     TECO Plaza
     702 North Franklin Street
     Tampa, Florida 33602

     TPS Materials, Inc.                                      Florida.  Parts warehousing
     TECO Plaza                                               operations company.
     702 North Franklin Street
     Tampa, Florida 33602

     Pasco Power GP, Inc.                                     Florida.  Holds an indirect
     TECO Plaza                                               interest in Pasco Cogen., Ltd.
     702 North Franklin Street
     Tampa, Florida 33602

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
         Pasco Project Investment                             Florida.  General partner of Pasco
         Partnership, Ltd.                                    Cogen, Ltd.
         TECO Plaza
         702 North Franklin Street
         Tampa, Florida 33602

              Pasco Cogen, Ltd.                               Florida.  Natural gas-fired
              TECO Plaza                                      cogeneration plant.
              702 North Franklin Street
              Tampa, Florida 33602

     TM Power Ventures, LLC                                   Delaware.  Joint venture formed
     712 Main Street, STE 2200                                for developing projects for
     Houston, Texas 77002                                     production of electricity, thermal
                                                              energy, chilled water and byproducts.

         Mosbacher Power Group, LLC                           Delaware. Non-operating company.
         712 Main Street, STE 2200
         Houston, Texas 77002

         TM Czech Power, LLC                                  Delaware.  Holding company.
         TECO Plaza
         702 North Franklin Street
         Tampa, Florida 33602

              TM Kladno Electricidad,                         Spain.  Holding company.
              s.r.l.
              TECO Plaza
              702 North Franklin Street
              Tampa, Florida 33602

                TM Kladno, B.V.                               The Netherlands.  Holding company.
                Weena 336
                3012 NJ Rotterdam
                The Netherlands

                  Nations Kladno, B.V.                        The Netherlands.  Holding company.
                  1076 A2 Amsterdam
                  Locatellikade 1,
                  Parnassustoren
                  The Netherlands

                    Matra Powerplant                          The Netherlands. Holding company of
                    Holdings, B.V.                            ECK Generating, s.r.o., an EWG.
                    J.J. Viottastraat 46
                    1071 J. Amsterdam,
                    The Netherlands

         TM ECK, LLC  Delaware.                               Holding company.
         712 Main Street
         STE 2200
         Houston, Texas 77002

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
              Nations Kladno (II) B.V.                        The Netherlands.  Holding company of
              1076 A2 Amsterdam                               Energeticke Centrum Kladno, spol.
              Locatellikade 1,                                s.r.o., a foreign utility company.
              Parnassustoren
              The Netherlands

         TM Delmarva Power LLC                                Delaware.  Holds an interest in
         712 Main Street                                      Commonwealth Chesapeake.
         STE 200                                              Company, LLC, an EWG.
         Houston, Texas 77002

         TMPV Caledonia LLC                                   Delaware.  Non-operating company.
         712 Main Street
         STE 200
         Houston, Texas 77002

     TPS International Power, Inc.                            Cayman Islands. Subsidiary
     P. O. Box 866                                            formed for the purpose of
     Anderson Square Building                                 developing wholesale power
     3rd Floor                                                generation projects.
     George Town, Grand Cayman,
     Cayman Islands, B.W.I.

         TPS San Jose International,                          Cayman Islands. Subsidiary
         Inc.                                                 formed for the purpose of
         P. O. Box 866                                        developing wholesale power
         Anderson Square Building                             generation projects.
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I.

         Tecnologia Maritima, S.A.                            Guatemala.  Owner of port storage
         13 Calle 3-40, Zona 10                               facility.
           Edifico Atlantis
           Oficina 503, 5t(o.) Nivel
           Guatemala City,
           Guatemala, C.A.

         TPS Palmera, LDC                                     Cayman Islands.  Holds an
         P.O. Box 866                                         interest in Triangle Finance
         Anderson Square Building                             Company, LLC and Palm Import
         3rd Floor                                            and Export Corporation.
         Georgetown, Grand Cayman
         Cayman Islands, B.W.I.

         Tasajero I, LDC                                      Cayman Islands.  Holds a
         P.O. Box 866                                         partnership interest in TPS
         Anderson Square Building                             Operaciones de Guatemala, Ltda. and
         3rd Floor                                            TPS Administraciones, Ltda.
         George Town, Grand Cayman
         Cayman Islands, B.W.I.

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
              TPS Operaciones de                              Guatemala.  Operations company for
              Guatemala, Ltda.                                Central Generadora Electrica San Jose
              13 Calle 3-40, Zona 10                          S.R.L. (CGESJ), an EWG and foreign
              Edifico Atlantis                                utility and Tampa Centro Americana de
              Oficina 503, 5t(o.) Nivel                       Electricidad, Limitada (TCAE), an
              Guatemala City,                                 EWG.
              Guatemala, C.A.

              TPS Administraciones,                           Guatemala. Administration
              Ltda.                                           company for CGESJ, an EWG and foreign
              13 Calle 3-40, Zona 10                          utility and TCAE, an EWG.
              Edificio Atlantis
              Oficina 503, 5t(o.) Nivel
              Guatemala City
              Guatemala C.A.

         TPS San Jose, LDC                                    Cayman Islands. Developer and
         P. O. Box 866                                        joint venture partner in CGESJ.(3)
         Anderson Square Building
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I

              Palm Import and Export                          British Virgin Islands. Holds
              Corporation                                     an interest in CGESJ and TPS San
              P.O. Box 146                                    Jose, LDC.
              Road Tolon, Tortola B.V.I.

              Triangle Finance                                Delaware.  Subsidiary formed
              Company, LLC                                    for the purpose of borrowing
              702 North Franklin Street                       and lending funds.
              Tampa, Florida 33602

              San Jose Power Holding                          Cayman Islands.   Holds a
              Company, Ltd.                                   partnership interest in
              P.O. Box 1111GT                                 CGESJ.
              Georgetown, Grand Cayman
              Cayman Islands, B.W.I.

         TPS de Ultramar, Ltd.                                Cayman Islands. Holding company.
         P.O. Box 866
         Anderson Square Building
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I.

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
              TPS de Ultramar                                 Guatemala.  Holding company.
              Guatemala, S.A.
              13 Calle 3-40, Zona 10
              Edificio Atlantis
              Oficina 503, 5t(o.) Nivel
              Guatemala City, Guatemala
              C.A.

                  Generacion Electrica                        Guatemala.  Subsidiary formed for the
                  Centroamericana, S.A.                       purpose of developing wholesale
                  13 Calle 3-40, Zona 10                      power generation projects.
                  Edificio Atlantis
                  Oficina 503, 5t(o.)
                  Nivel
                  Guatemala City,
                  Guatemala C.A.

                  Administradora de                           Guatemala.  Holding company.
                  Inmuebles Santo
                  Tomas, S.A.
                  13 Calle 3-40, Zona 10
                  Edificio Atlantis
                  Oficina 503, 5t(o.)
                  Nivel
                  Guatemala City,
                  Guatemala C.A.

                  Distribucion Electrica                      Guatemala.  Holding company.
                  CentroAmericana II, S.A.
                  (DECA II)
                  13 Calle 3-40, Zona 10
                  Edificio Atlantis
                  Oficina 503, 5t(o.) Nivel
                  Guatemala City, Guatemala C.A.

                      Navega.com, S.A.                        Guatemala.  Provides fiber optics
                      13 Calle 3-40,Zona 10                   through different carriers by
                      Edificio Atlantis                       telecommunications networks.
                      Oficina 503,5t(o.) Nivel
                      Guatemala City,
                      Guatemala C.A.

                           Credieegsa, S.A.                   Guatemala.  Credit union for foreign
                           13 Calle 3-40,                     utility company employees.
                           Zona 10
                           Edificio Atlantis
                           Oficina 503,5t(o.) Nivel
                           Guatemala City,
                           Guatemala C.A.

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
                           Commercializdora                   Guatemala.  Subsidiary formed to
                           Electrica de                       conduct non-regulatory business of
                           Guatemala S.A.                     a foreign utility.
                           13 Calle 3-40,
                           Zona 10,
                           Edificio Atlantis
                           Oficina 503,5t(o.)
                           Nivel
                           Guatemala City,
                           Guatemala C.A.

                           Energica, S.A.                     Guatemala.  Subsidiary formed to
                           13 Calle 3-40,                     conduct installation business of a
                           Zona 10,                           foreign utility.
                           Edificio Atlantis
                           Oficina 503,5t(o.)
                           Nivel
                           Guatemala City,
                           Guatemala C.A.

                           Transportista                      Guatemala.  Transmission and wheeling
                           Electrica                          company.
                           Centroamericana,
                           S.A.
                           13 Calle 3-40,
                           Zona 10,
                           Edificio Atlantis
                           Oficina 503,5t(o.)
                           Nivel
                           Guatemala City,
                           Guatemala C.A.

              TPS Escuintla I, LDC                            Cayman Islands.  Non-operating
              P. O. Box 866                                   company.
              Anderson Square Building
              3rd Floor
              George Town, Grand Cayman
              Cayman Islands, B.W.I.

         TPS Pavana, Ltd.                                     Cayman Islands. Non-operating
         P.O. Box 866                                         company.
         Anderson Square Building
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I.

                                                                STATE OF ORGANIZATION AND
NAME AND LOCATION                                               NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------
         TM Global Power, LLC                                 Delaware.  Formed for the purpose
         712 Main Street, STE 2200                            of developing non-U.S. projects for
         Houston, Texas 77002                                 production of electricity, thermal
                                                              energy, chilled water and by-products.

              Bear Energy Corporation                         British Virgin Islands.
              Craigmuir Chambers                              General partner of CPC Limited
              P.O. Box 71                                     Partnership.
              Road Tolon, Tortola
              B.V.I.

                CPC Limited Partnership                       Cayman Islands.  Formed for the
                Maples & Calder                               purpose of developing wholesale
                P.O. Box 309                                  power generation projects.
                Ugland House
                South Church Street
                Grand Cayman,
                Cayman Islands

              Mosbacher Power                                 Delaware.  Formed for the purpose
              International LLC                               of developing power generation
              712 Main Street, STE 2200                       projects.
              Houston, Texas 77002

              Mosbacher Power Brasil,                         Brazil. Non-operating
              Ltda.                                           company.
              712 Main Street,
              STE 2200
              Houston, Texas 77002

              RAM Power India I, Ltd.                         British Virgin Islands.
              Craigmuir Chambers                              Non-operating company.
              P.O. Box 71
              Road Tolon, Tortola
              B.V.I.

     TPS Holdings II, Inc.                                    Florida.  Non-operating company.
     (Formerly TPS Celanese I, Inc.)
     TECO Plaza
     702 North Franklin Street
     Tampa, Florida 33602

  (1)    Direct subsidiary of TECO Energy, Inc.
  (2) Hardee Power I, as the general partner of Hardee Power Partners; TECO Power, as the owner of all outstanding voting securities of Hardee Power I and Hardee Power II and thus the indirect owner of all outstanding voting securities of Hardee Power Partners; and TECO Energy, as the owner of all outstanding voting securities of TECO Power and thus the indirect owner of all outstanding voting securities of Hardee Power Partners, are each a "holding company" with respect to Hardee Power Partners for purposes of the Act.
  (3) TPS San Jose, LDC held 92-percent and Palm Import and Export Corporation held 8-percent of the Class A shares of San Jose Power Holding Company at Dec. 31, 2002. TPS San Jose, LDC owned 99-percent of Triangle Finance Company, LLC at Dec. 31, 2002.

2. A brief description of the properties of claimants and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the claimants and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

       The only properties to which this question applies are the following properties of Tampa Electric Company and Hardee Power Partners:

       Tampa Electric Company - Electric Operations
       Tampa Electric Company had five electric generating plants and five combustion turbine units in service with a total net generating capability at December 31, 2002 of 3,784 megawatts (MW) including Big Bend (1,759-MW capability for four coal units), Gannon (1,107-MW capability for six coal units), Hookers Point (90-MW capability for five oil units), Phillips (37-MW capability for two diesel units), Polk (260-MW capability from one integrated gasification combined cycle (IGCC) unit) and three combustion turbine units (CT's) located at the Big Bend (165-MW) and two CT's at Polk (360-MW) stations. Additionally, Tampa Electric has 6-MW of generating capability from generation units located at the City of Tampa. Tampa Electric Company also leases various distributive generation units (50-MW) at Hookers Point. The capability indicated represents the demonstrable, dependable load carrying abilities of the generating units during peak periods as proven under actual operating conditions. Units at Hookers Point went into service from 1948 to 1955, at Gannon from 1957 to 1967, and at Big Bend from 1970 to 1985. The Polk IGCC unit began commercial operation in September 1996. In 1991, Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities Commission (Sebring). Dinner Lake (11-MW capability from one natural gas unit) and Phillips were placed in service by Sebring in 1966 and 1983, respectively. In March 1994, Dinner Lake Station was placed on long-term reserve standby and was retired from service in January 2003. Hookers Point Station's Unit

       5(67-MW) was placed on long-term standby in January 2001. All units at Hookers Point were retired from service in January 2003.

       Engineering for repowering Gannon Station began in 2000 and the company anticipates that commercial operation for the first repowered unit will occur by May 1, 2003. The repowering of an additional unit is scheduled to be completed by May 1, 2004. When these units are repowered, the station will be renamed the Bayside Power Station. Total station capacity is expected to increase to about 1,800 megawatts.

       Tampa Electric owns 187 substations having an aggregate transformer capacity of 17,677,068 KVA. The transmission system consists of approximately 1,210 pole miles of high voltage transmission lines, and the distribution system consists of 7,019 pole miles of overhead lines and 3,143 trench miles of underground lines. As of December 31, 2002, there were 597,146 meters in service. All of this property is located in the State of Florida.

       All plants and important fixed assets are held in fee except that title to some of the properties is subject to easements, leases, contracts, covenants and similar encumbrances and minor defects, of the nature common to properties of the size and character of those of Tampa Electric.

       Tampa Electric has easements for rights-of-way adequate for the maintenance and operation of its electrical transmission and distribution lines that are not constructed upon public highways, roads and streets. It has the power of eminent domain under Florida law for the acquisition of any such rights-of-way for the operation of transmission and distribution lines. Transmission and distribution lines located in public ways are maintained under franchises or permits.

       Tampa Electric has a long-term lease for the office building in downtown Tampa, Florida which serves as headquarters for TECO Energy, Tampa Electric, and numerous other TECO Energy subsidiaries.

       Tampa Electric Company - Gas Operations

       Tampa Electric Company, through its Peoples Gas System division, owns approximately 9,000 miles of distribution mains, over 4,500 miles of service lines, plus meters, regulators, and other related equipment used in serving natural gas to approximately 281,000 residential, commercial and industrial customers located wholly within the State of Florida.

       The natural gas distribution properties are located primarily in the metropolitan areas of Jacksonville, Daytona Beach, Orlando, Eustis, Avon Park, Lakeland, Tampa, St. Petersburg, Sarasota, Palm Beach Gardens, Pompano Beach, Fort Lauderdale, Ft. Myers, Hollywood, North Miami, Miami Beach, Miami, Naples, Panama City and Ocala, Florida. Hardee Power Partners

       Hardee Power Partners
       Hardee Power Partners has one electric generating plant, the Hardee Power Station, which went into commercial operation January 1, 1993. The station is located in Hardee County, Florida, on property under a long-term lease. The plant has a net generating capability of 370 MWs consisting of one combined cycle unit (220 MWs) and two combustion turbines (75 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the unit during peak periods as proven under actual operating conditions. Hardee Power Partners owns no transmission or distribution facilities.

3. The following information for the last calendar year with respect to the claimants and each of their subsidiary public utility companies:

(a) Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

              TECO Energy - None
              Tampa Electric
                      19,008,857,000 KWH - Florida
                      $1,582.9 million Revenue
              Tampa Electric (Peoples Gas System division)
                          32,088,765 Mcf(Sales) Florida
                        $214.6 million Revenue
                     93,774,191 Mcf(Transportation) Florida
                         $76.0 million Revenue
              TECO Power - None
                      Hardee Power I - None
              Hardee Power Partners
                         997,869,000 KWH - Florida
                       $ 111.5 million Revenue

       (b) Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

                      TECO Energy - None
                      Tampa Electric - None
                      TECO Power - None
                      Hardee Power I - None
                      Hardee Power Partners - None

        (c) Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

                      TECO Energy - None
                      Tampa Electric -   3,616,000 Total KWH
                                          $122,499 Total Revenue
                               Texas -         1,627,000 KWH
                                                $ 54,166 Revenue
                            Missouri -         1,989,000 KWH
                                                 $68,333 Revenue
                      TECO Power - None
                      Hardee Power I - None
                      Hardee Power Partners - None

       (d) Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                      TECO Energy - None
                      Tampa Electric -           405,683,000 Total KWH
                                               $22.7 million Total Expense
                         Texas                   253,253,000 KWH
                                               $13.3 million Expense
                         Missouri                139,249,000 KWH
                                               $ 9.0 million Revenue
                           North Carolina          8,877,000 KWH
                                               $     304,596 Revenue
                           Kentucky                4,304,000 KWH
                                               $     158,958 Revenue
                      TECO Power - None
                      Hardee Power I - None
                      Hardee Power Partners - None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

1.       Facility name, address and location:
         Tampa Centro Americana de Electricidad, Limitada (TCAE)
         Alborada Power Station (owned by TCAE, an EWG)
         13 Calle 3-40, Zona 10
         Edificio 503, 5t Nivel
         Guatemala City Guatemala C.A.
         Approximately 35 miles southwest of Guatemala City,
         Guatemala

         Description:
         A 78-MW oil-fired electric generating facility. Also includes a 230KV switchyard with two 13.8KV transformers and associated equipment.

2.       Facility name, address and location:
         Empresa Electrica de Guatemala, S.A. (EEGSA) (a foreign utility company)
         13 Calle 3-40, Zona 10
         Edificio 503, 5t Nivel
         Guatemala City Guatemala C.A.
         Located in Guatemala City, Guatemala

         Description:
         Principal electric distribution company in Guatemala.

3.       Facility name, address and location:
         Central Generadora Electrica San Jose, S.R.L. (CGESJ)
         San Jose Power Station (owned by CGESJ, an EWG and a foreign utility company
         13 Calle 3-40, Zona 10
         Edificio 503, 5t Nivel
         Guatemala City Guatemala C.A.
         Approximately 45 miles southwest of Guatemala City, Guatemala

         Description:
         A 120-MW coal-fired electric generating facility. Also includes a 230-KV switchyard with two 13.8-KV transformers and associated equipment.

4.       Facility name, address and location:
         ECK Generating, s.r.o (an EWG)
         Dubska Teplarna
         272 03 Kladno, Czech Republic
         Approximately 30km west of Prague, Czech Republic

         Description:
         A 342-MW facility consisting of two ABB circulating fluidized bed boilers with two 125-MW steam turbine generators, a 65-MW ABB gas turbine, and a refurbished coal-fired boiler with a 28-MW and 6-MW steam turbine. All supply steam, electricity and hot water to the local industrial customers, city hot water system and local electricity utility.

5.       Facility name, address and location:
         Energeticke Centrum Kladno, a.s.
         (a foreign utility company)
         Dubska Teplarna
         272 03 Kladno, Czech Republic
         Approximately 30km west of Prague, Czech Republic

         Description:
         Distributes thermal and electrical energy to Poldi Steel and other industrial customers in the Poldi Steel industry complex.

6.       Facility name, address and location:
         Commonwealth Chesapeake Company (CCC), LLC
         (an EWG)
         3415 White Oak Way
         Newchurch, VA  23415
         Located on the Delmarva Peninsula, Acconmack County,
         Virginia

         Description:
         A 312-megawatt combustion turbine peaking plant using low-sulfur fuel oil. First phase entered service in the third quarter of 2000. Second phase entered service in the second quarter of 2001.

7.       Facility name, address and location:
         TPS Dell, LLC (an EWG)
         702 North Franklin St.
         Tampa, Florida 33602
         Location is City of Dell, Mississippi County, Arkansas

         Description:
         An approximately 600-megawatt gas-fired combined cycle electric generation plant under construction, in the City of Dell in Mississippi County, Arkansas. Construction was suspended in 2002.

8.       Facility name, address and location:
         TPS McAdams, LLC (an EWG)
         702 North Franklin St.
         Tampa, Florida 33602
         Location is Attala County, Mississippi

         Description:
         An approximately 600-megawatt gas-fired combined cycle electric generation plant under construction, in McAdams and Sallis, in Attala County, Mississippi. Construction was suspended in 2002.

9.       Facility name, address and location:
         Union Power Partners, LP (an EWG)
         4100 Spring Valley Rd.
         STE 1001
         Dallas, Texas 75244
         Location is Union County, Arkansas

         Description:
         An approximately 2200-megawatt natural gas-fired combined cycle electric generation plant. Under construction, to be located in Union County, Arkansas. The first power block entered service in January 2003, with final completion expected in June 2003.

10.      Facility name, address and location:
         Panda Gila River, LP (an EWG)
         4100 Spring Valley Rd.
         STE 1001
         Dallas, Texas 75244
         Location is Maricopa County, Arizona.

         Description:
         An approximately 2150-megawatt natural gas-fired combined cycle electric generation plant. Under construction, to be located in Maricopa County, Arizona. The first power block is expected to enter service in April 2003, with final completion expected in August 2003.

11.      Facility name, address and location:
         Hamakua Energy Partners, LP
         Hamakua Power Station(an EWG)
         45-300 Lehua Street
         P. O. Box 40
         Honoka'a, Hawaii  96727
         Located on the northeastern coast of the island of Hawaii, just north of the town of Honoka'a.

         Description:
         The plant consists of a nominal 60 MW combined cycle electric generation facility.

12.       Facility name, address and location:
          Frontera Generation Limited Partnership
          Frontera Power Station (an EWG)
          320 S. Goodwin Road
          Mission, Texas 78572
          Location is Hildalgo County, Texas.

          Description:
          An approximately 477-megawatt gas-fired combined cycle electric generation plant.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and the description of the interest held.

              1. TCAE
              At December 31, 2002:
              TECO Power Services Corporation had a 100-percent ownership interest in TPS Guatemala One, Inc.

              TPS Guatemala One, Inc. had a 96.06-percent ownership interest in TCAE.

              2. EEGSA
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent ownership interest in TPS International Power, Inc.

              TPS International Power, Inc. had a 100-percent ownership interest in TPS de Ultramar, Ltd.

              TPS de Ultramar, Ltd. had a 99-percent ownership interest in TPS de Ultramar Guatemala, S.A.

              TPS International Power, Inc. had a 1-percent ownership interest in TPS de Ultramar Guatemala, S.A.

              TPS de Ultramar Guatemala, S.A. had a 30-percent ownership interest in DECA II.

              DECA II had an 80.88-percent ownership in EEGSA.

              3. CGESJ
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent ownership interest in TPS International Power, Inc.

              TPS International Power, Inc. had a 100-percent ownership interest in TPS San Jose International, Inc.

              TPS International Power, Inc. had a 1-percent ownership interest in TPS Palmera, LDC.

              TPS San Jose International, Inc. had a 99-percent ownership interest in TPS San Jose, LDC.

              TPS San Jose International, Inc. had a 99-percent ownership interest in TPS Palmera, LDC.

              TPS San Jose, LDC had a 92-percent interest in the class A shares of San Jose Power Holding Company, Ltd.

              Palm Import and Export Corporation had an 8-percent interest in the class A shares of San Jose Power Holding Company, Ltd.

              TPS San Jose, LDC had a 99-percent interest in Palm Import and Export Corporation.

              TPS Palmera, LDC had a 1-percent interest in Palm Import and Export Corporation.

              TPS San Jose, LDC had a 99-percent interest in Triangle Finance Company, LLC.

              TPS Palmera, LDC had a 1-percent interest in Triangle Finance Company, LLC.

              San Jose Power Holding Company, Ltd. had a 92-percent interest in CGESJ.

              Palm Import and Export Corporation had an 8-percent interest in CGESJ.

              4. ECK Generating, s.r.o.
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent ownership interest in TM Power Ventures, LLC.

              TM Power Ventures, LLC had a 100-percent ownership interest in TM Czech Power LLC.

              TM Czech Power LLC had a 100-percent interest in TM Kladno Electricidad, s.r.l.

              TM Kladno Electricidad, s.r.l. had a 100-percent interest in TM Kladno, B.V.

              TM Kladno B.V. had a 50-percent interest in Nations Kladno B.V.

              Nations Kladno B.V. had a 30-percent interest in Matra Powerplant Holdings, B.V.

              Matra Powerplant Holdings, B.V. had an 89-percent interest in ECK Generating, s.r.o.

              5. Energeticke Centrum Kladno, a.s.
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent ownership interest in TM Power Ventures, LLC.

              TM Power Ventures, LLC had a 100-percent ownership in TM ECK LLC.

              TM ECK LLC had a 50-percent interest in Nations Kladno (II) B.V.

              Nations Kladno (II) B.V. had a 26.7-percent interest in Energeticke Centrum Kladno, a.s.

              6. Commonwealth Chesapeake Company, LLC
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent ownership interest in TM Power Ventures, LLC.

              TM Power Ventures, LLC had a 100-percent ownership in TM Delmarva Power, LLC.

              TM Delmarva Power, LLC had a 100-percent economic ownership interest in Commonwealth Chesapeake Company, LLC.

              7. TPS Dell, LLC
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent ownership interest in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had a 100-percent ownership interest in TPS TriCo, LLC.

              TPS TriCo, LLC had a 100-percent ownership interest in TPS Dell, LLC.

              8. TPS McAdams, LLC
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent ownership interest in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had a 100-percent ownership interest in TPS TriCo, LLC.

              TPS TriCo, LLC had a 100-percent ownership interest in TPS McAdams, LLC.

              9. Union Power Partners, LP
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent interest in TPS LP, Inc. and TPS GP, Inc.

              TPS LP, Inc. had a 49.5-percent interest in TECO-Panda Generating Company, LP

              TPS GP, Inc. had a .5-percent interest in TECO-Panda Generating Company, LP

              TECO-Panda Generating Company, LP had a 100-percent interest in Union Power I, LLC and Union Power II, LLC.

              Union Power I, LLC had a 1-percent interest in Union Power Partners, LP

              Union Power II, LLC had a 99-percent interest in Union Power Partners, LP

              10. Panda Gila River, LP
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent interest in TPS LP, Inc. and TPS GP, Inc.

              TPS LP, Inc. had a 49.5-percent interest in TECO-Panda Generating Company, LP

              TPS GP, Inc. had a .5-percent interest in TECO-Panda Generating Company, LP

              TECO-Panda Generating Company, LP had a 100-percent interest in Panda Gila River I, LLC and Panda Gila River II, LLC.

              Panda Gila River I, LLC had a 1-percent interest in Panda Gila River, LP

              Panda Gila River II, LLC had a 99-percent interest in Panda Gila River, LP

              11. Hamakua Energy Partners, LP
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent interest in TPS Hamakua, Inc. and TPS Hawaii, Inc.

              TPS Hawaii, Inc. had a 50-percent ownership interest in Hamakua A, LLC.

              TPS Hamakua, Inc. had a 1-percent interest in Hamakua Energy Partners, LP

              Hamakua A, LLC had a 98-percent interest in Hamakua Energy Partners, LP

              12. Frontera Generation Limited Partnership
              At December 31, 2002:

              TECO Power Services Corporation had a 100-percent interest in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had a 100-percent ownership interest in TPS TriCo, LLC.

              TPS TriCo, LLC had a 100-percent ownership interest in TPS Tejas GP, LLC and TPS Tejas LP, LLC.

              TPS Tejas GP, LLC had a 1-percent ownership interest in Frontera Generation Limited Partnership.

              TPS Tejas LP, LLC had a 99-percent ownership interest in Frontera Generation Limited Partnership.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              1. TCAE
              At December 31, 2002:

              TECO Power Services Corporation had advanced $22.7 million to TPS Guatemala One, Inc.

              TPS Guatemala One, Inc. had invested $13.7 million in TCAE.

              Standby letters of credit totaling $4.8 million at December 31, 2002 were provided by TECO Energy to support certain activities of TCAE.

              2. EEGSA
              At December 31, 2002:

              TECO Power Services Corporation had invested $301.6 million in TPS International Power, Inc.

              TPS International Power, Inc. had invested $132.8 million in TPS de Ultramar, Ltd.

              TPS de Ultramar, Ltd. had invested $122.9 million in TPS de Ultramar Guatemala, S.A.

              TPS de Ultramar Guatemala, S.A. had invested $116.7 million in DECA II.

              DECA II had invested $520,000,000 in EEGSA.
              Guarantees totaling $15 million at December 31, 2002 were provided by TECO Energy to support certain activities of EEGSA.

              3. CGESJ
              At December 31, 2002:

              TECO Power Services Corporation had invested $301.6 million in TPS International Power, Inc.

              TPS International Power, Inc. had invested $(23.7) million in TPS San Jose International, Inc.

              TPS International Power, Inc. had invested $164.3 million TPS San Jose, LDC.

              TPS San Jose, LDC had invested $16.4 million in San Jose Power Holding Company, Ltd.

              TPS San Jose, LDC had invested $13,173 in Palm Import and Export Corporation.

              TPS San Jose, LDC had invested $76.9 million in Triangle Finance Company, LLC.

              Triangle Finance Company, LLC had invested $79.0 million in CGESJ.

              San Jose Power Holding Company, Ltd. had invested $14.6 million in CGESJ.

              Palm Import and Export Corporation had invested $1.3 million in CGESJ.

              Standby letters of credit and guarantees totaling $16.2 million at December 31, 2002 were provided by TECO Energy to support certain activities of CGESJ.

              4. ECK Generating, s.r.o
              At December 31, 2002:

              TECO Power Services Corporation had invested $183.4 million in TM Power Ventures, LLC.

              TM Power Ventures, LLC had invested $13.6 million in TM Czech Power LLC.

              TM Czech Power LLC had invested $13.6 million in TM Kladno Electricidad, s.r.l.

              TM Kladno Electricidad, s.r.l. had invested $13.6 million in TM Kladno B.V.

              TM Kladno B.V. had invested $13.6 million in Nations Kladno B.V. Nations Kladno B.V. had invested $13.6 million in Matra Powerplant Holdings, B.V.

              Matra Powerplant Holdings, B.V. had invested $13.6 million in ECK Generating, s.r.o.

              Standby letters of credit totaling $2 million at December 31, 2002 were provided by TECO Energy to support certain activities of ECK Generating, s.r.o.

              5. Energeticke Centrum Kladno, a.s.
              At December 31, 2002:

              TECO Power Services Corporation had invested $183.4 million TM Power Ventures, LLC.

              TM Power Ventures, LLC had invested $100,000 in TM ECK LLC.

              TM ECK LLC had invested $100,000 in Nations Kladno (II) B.V.

              Nations Kladno (II) B.V. had invested $100,000 in Energeticke Centrum Kladno, a.s.

              6. Commonwealth Chesapeake Company LLC
              At December 31, 2002:

              TECO Power Services Corporation had invested $183.4 million in TM Power Ventures, LLC.

              TM Power Ventures, LLC had invested $165.9 million in TM Delmarva Power LLC.

              TM Delmarva Power, LLC had invested $165.9 million in Commonwealth Chesapeake Company, LLC.

              7. TPS Dell, LLC
              At December 31, 2002:

              TECO Power Services Corporation had invested $953.8 million in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had invested $953.8 million in TPS TriCo, LLC.

              TPS TriCo, LLC had invested $323.7 million in TPS Dell, LLC.

              8. TPS McAdams, LLC
              At December 31, 2002:

              TECO Power Services Corporation had invested $953.8 million in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had invested $953.8 million in TPS TriCo, LLC.

              TPS TriCo, LLC had invested $354.3 million in TPS McAdams, LLC.

              9. Union Power Partners, LP
              At December 31, 2002:

              TECO Power Services Corporation had invested $407.2 million(4) in Union Power Partners, LP

              10. Panda Gila River, LP
              At December 31, 2002:

              TECO Power Services Corporation had invested $350.4 million(4) in Panda Gila River, LP.

              11. Hamakua Energy Partners, LP
              At December 31, 2002:

              TECO Power Services Corporation had invested ($33,958) in TPS Hamakua, Inc.

              TECO Power Services Corporation had invested $12.3 million in TPS Hawaii, Inc.



(4) TPS expects to invest $375 million in 2003 to repay the outstanding amounts due under the project company's equity bridge loan guaranteed by TECO Energy related to the Union and Gila River power stations. In addition, TECO Energy has guaranteed approximately $60 million related to the construction of these power stations. This construction undertaking represents the estimated maximum exposure associated with completing the construction if actual costs exceed current estimates and in-service dates are delayed beyond current estimates. This contingent obligation estimate is net of retainage letters of credit posted for these projects. This estimate will decline rapidly as construction progresses and units are brought into service.

              TPS Hawaii, Inc. had invested $12.8 million in Hamakua A, LLC., and $1.4 million in Hamakua Energy Partners, LP.

              TPS Hamakua, Inc. had invested ($10,735) in Hamakua Energy Partners, LP.

              Hamakua A, LLC had invested $14.1 million in Hamakua Energy Partners, LP.

              12. Frontera Generation Limited Partnership
              At December 31, 2002:

              TECO Power Services Corporation had invested $953.8 million in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had invested $953.8 million in TPS TriCo, LLC.

              TPS TriCo, LLC had invested $2.8 million in TPS Tejas GP, LLC.

              TPS TriCo, LLC had invested $273.0 million in TPS Tejas LP, LLC.

              TPS Tejas GP, LLC had invested $2.8 million in Frontera Generation Limited Partnership.

              TPS Tejas LP, LLC had invested $273.0 million in Frontera Generation Limited Partnership.

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              Total capitalization of TCAE at Dec. 31, 2002 was $22.1 million. Total earnings of TCAE for the year ended December 31, 2002 were $8.7 million. TPS Guatemala One's portion of the earnings of TCAE for the year ended Dec. 31, 2002 was $8.3 million.

              Total capitalization of EEGSA at Dec. 31, 2001 was $412.3 million. Total earnings of EEGSA for the year ended Dec. 31, 2001 were $11.8 million.(5)

              Total capitalization of CGESJ at Dec. 31, 2002 was $13.4 million. Total earnings of CGESJ at Dec. 31, 2002 were $19.2 million.




(5) The earnings and capitalization for EEGSA at Dec. 31, 2002, are not available until April 2003 and will be filed supplementally at that time. The amounts reported are for the year 2001.

              Total capitalization of ECK Generating, s.r.o. at Dec. 31, 2002 was $13.6 million. TM Power Venture's portion of the earnings of ECK Generating, s.r.o. for the year ended Dec. 31, 2002 was $0.

              Total capitalization of Energeticke Centrum Kladno, a.s. at Dec. 31, 2002 was $100,000. TM Power Venture's portion of the earnings of Energeticke Centrum Kladno, a.s. for the year ended Dec. 31, 2002 was $0.

              Total capitalization of Commonwealth Chesapeake Company, LLC at Dec. 31, 2002 was $165.9 million. TM Power Venture's portion of the earnings of Commonwealth Chesapeake Company, LLC for the year ended Dec. 31, 2002 was $5.3 million.

              Total capitalization of TPS Dell, LLC at Dec. 31, 2002 was $323.7 million. Total earnings of TPS Dell, LLC was $0, as the project has ceased construction.

              Total capitalization of TPS McAdams, LLC at Dec. 31, 2002 was $354.3 million. Total earnings of TPS McAdams, LLC was $0, as the project has ceased construction.

              Total capitalization of Union Power Partners, LP at Dec. 31, 2002 was $407.2 million. Total earnings of Union Power Partners, LP was $0, as the first phase of the project entered service in January 2003.

              Total capitalization of Panda Gila River, LP at Dec. 31, 2002 was $350.4 million. Project under construction and non-operating. Total earnings of Panda Gila River, LP was $0, as the project was under construction and non-operating.

              Total capitalization of Hamakua Energy Partners, LP at Dec. 31, 2002 was $12.2 million. Total earnings of Hamakua Energy Partners, LP for the year ended Dec. 31, 2002 was $2.2 million.

              Total capitalization of Frontera Generation Limited Partnership at Dec. 31, 2002 was $275.8 million. Total earnings of Frontera Generation Limited Partnership was $12.0 million.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              1. TPS Operaciones de Guatemala, Limitada (TPS Operaciones) has an agreement to provide operations and maintenance services to CGESJ. TPS Operaciones is reimbursed for its direct expenses and received an operating fee of

                     $21,260/month, with performance incentives and price escalation based on the Consumer Price Index (CPI).

              2. TPS Administraciones, Limitada (TPS Administraciones) has an agreement to provide administrative and support services to CGESJ. TPS Administraciones is reimbursed for its direct expenses and received an annual fee of $82,733, with price escalation based on the CPI.

              3. TPS Operaciones has an agreement to provide operations and maintenance services to TCAE. TPS Operaciones is reimbursed for its direct expenses and received an operating fee of $32,904/month, with price escalation based on the CPI. A bonus/penalty is paid/assessed to/against TPS Operaciones based on performance guarantees.

              4. TPS Administraciones provides administrative and support services to TCAE. TPS Administraciones received a $5,000/month fee and is being reimbursed for its direct costs.

              5. TPS Virginia Operations Company (VAOPS) O&M agreement fee from Commonwealth Chesapeake Company, LLC is $12,500 per month and is escalated annually by the CPI. VAOPS is being reimbursed for its direct costs.

              6. TPS Dell Operations Company (DellOPS) O&M agreement fee from TPS Dell, LLC is $20,000 per month. DellOPS is being reimbursed for its direct costs.

              7. TPS McAdams Operations Company (McAdamsOPS) O&M agreement fee from TPS McAdams, LLC is $20,000 per month. McAdamsOPS is being reimbursed for its direct costs.

              8. TPS Arizona Operations Company (AZOPS) O&M agreement fee from Panda Gila River, LP is $14,583 per month. AZOPS is being reimbursed for its direct costs.

              9. TPS Arkansas Operations Company (AROPS) O&M agreement fee from Union Power Partners, LP is $14,583 per month. AROPS is being reimbursed for its direct costs.

              10. TPS Frontera Operations Company (FronteraOPS) O&M agreement fee from Frontera Generation Limited Partnership is $41,500 per month. FronteraOPS is being reimbursed for its direct costs.

              11. Tampa Electric Company (TEC) and TECO Panda Generating Company II, LP (TPGC II) entered into an assignment and assumption agreement whereby TEC obtained TPGC II's rights and interests to four combustion turbines being purchased from General Electric and assumed the corresponding liabilities and obligations for such equipment. In accordance with the terms of the assignment and assumption agreement, TEC paid $62.5 million to TPGC II, as reimbursement for amounts already paid to General Electric by TPGC II for such equipment.

Attached hereto as Exhibit A are consolidating balance sheets and statements of income and retained earnings for the twelve months ended December 31, 2002 of TECO Energy, TECO Power, and Hardee Power I, and their subsidiaries.

Attached hereto as Exhibit B is an organizational chart showing the relationship of TECO Energy, TECO Power and their subsidiaries and the EWG's and foreign utility companies set forth in Item 4(a).

Each of TECO Energy, TECO Power, and Hardee Power I has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.



(CORPORATE SEAL)                                                TECO ENERGY, INC.



                                                             BY:  /S/  S.A. Myers
                                                                ---------------------------
ATTEST:                                                           S.A. Myers
                                                                  Vice President-Corporate
                                                                  Accounting and Taxes
-------------------------
D. E. SCHWARTZ, SECRETARY




(CORPORATE SEAL)                                             TECO POWER SERVICES CORPORATION




ATTEST:                                                      BY: /S/   A. Dean Remmers
                                                                -----------------------------
                                                                  A. Dean Remmers
                                                                  Vice President-Controller
-------------------------
D. E. SCHWARTZ, SECRETARY




(CORPORATE SEAL)                                             HARDEE POWER I, INC.




ATTEST:                                                      BY:  /S/   A. Dean Remmers
                                                                ------------------------------
                                                                  A. Dean Remmers
                                                                  Vice President-Controller
-------------------------
D. E. SCHWARTZ, SECRETARY


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                   Name:            S. A. Myers
                   Title:           Vice President-Corporate Accounting & Taxes
                   Address:         TECO Energy, Inc.
                                    TECO Plaza
                                    702 North Franklin Street
                                    Tampa, FL 33602

                                                                       Exhibit A
                                                                    Page 1 of 20

                                TECO ENERGY, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002
                             (thousands of dollars)

                                             TAMPA                                                                          TECO
                                            ELECTRIC       DIVERSIFIED     TECO ENERGY-        TECO                     ENERGY, INC.
                                            COMPANY        COMPANIES(1)   PARENT/OTHER(2)    FINANCE    ELIMINATIONS  (CONSOLIDATED)
                                          ------------     ------------   --------------     -------    ------------  --------------
Assets
Current Assets:
        Cash and Cash Equ.                $      6,946      $   31,582      $  372,042        $  572    $        --     $   411,142
        Restricted Cash                                          1,624              --            --             --           1,624
        Short Term Inv.                             --               6              --            --             --               6
        Receiv. less allow for uncollect       193,413         804,074       2,361,169         3,639     (2,704,569)        657,726
        Interest Receivable Affiliates              --              --          12,765            --        (12,765)             --
        Current Derivative Asset                 3,420           9,022              --            --             --          12,442
        Inventories at average cost:
           Fuel                                 79,103          34,621              --            --             --         113,724
           Materials & Supplies                 48,112          48,004              --            --             --          96,116
        Prepayments                             14,904          15,522              --            --             --          30,426
                                          ------------      ----------      ----------        ------    -----------     -----------
                                               345,898         944,455       2,745,976         4,211     (2,717,334)      1,323,206

Investment in subsidiaries                          --              --       2,659,669            --     (2,659,669)             --

Property, plant & equip. orig cost
        Utility plant in svc - ele           4,310,836         743,518              --            --             --       5,054,354
        Utility plant in svc - gas             746,731              --              --            --             --         746,731
        CWIP                                   768,496         788,342              --            --             --       1,556,838
        Other property                           7,899         848,915               7            --            582         857,403
                                          ------------      ----------      ----------        ------    -----------     -----------
                                             5,833,962       2,380,775               7            --            582       8,215,326
        Less Accum. Depr.                   (2,161,004)       (590,282)             --            --             --      (2,751,286)
                                          ------------      ----------      ----------        ------    -----------     -----------
                                             3,672,958       1,790,493               7            --            582       5,464,040

Other Assets
        Intangible Asset                            --          11,139              --            --             --          11,139
        Goodwill                                    --         193,660              --            --             --         193,660
        Long Term Derivative Asset                  --             122              --            --             --             122
        Other investments                           --         984,763           9,696                           --         994,459
        Deferred income tax                    133,305          16,179         206,483            --        (15,734)        340,233
        Deferred charges & other assets        192,516          93,134          45,548            --        (20,253)        310,945
                                          ------------      ----------      ----------        ------    -----------     -----------
                                               325,821       1,298,997         261,727            --        (35,987)      1,850,558
                                          ------------      ----------      ----------        ------    -----------     -----------
                                          $  4,344,677      $4,033,945      $5,667,379        $4,211    $(5,412,408)    $ 8,637,804
                                          ============      ==========      ==========        ======    ===========     ===========


(1) Diversified companies consist of: TECO Diversified Consolidated, TECO Power Services Consolidated and TECO Stevedoring.

(2) TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

                                                                       Exhibit A
                                                                    Page 2 of 20

                               TECO ENERGY, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2002
                             (thousands of dollars)

                                           TAMPA                                                                     TECO
                                          ELECTRIC    DIVERSIFIED    TECO ENERGY-      TECO                      ENERGY, INC.
                                          COMPANY     COMPANIES(1) PARENT/OTHER(2)   FINANCE       ELIMINATIONS (CONSOLIDATED)
                                        ------------  ------------ ---------------- -----------   ------------- --------------
Current liabilities
        Long-term debt due w/i 1 year   $    81,050    $    46,068   $        --    $        --    $        --    $   127,118
        Notes payable                        10,500             --       379,684             --        (29,684)       360,500
        Accounts payable                    185,651      2,470,309       262,611        134,740     (2,675,885)       377,426
        Interest payable - affiliates            --         12,765            --             --        (12,765)            --
        Current derivative liability            (77)         4,025            --             --             --          3,948
        Customer deposits                    94,628              3            --             --             --         94,631
        Interest accrued                     18,333          2,597        28,844             --             --         49,774
        Taxes accrued                        46,928         54,145        (5,000)          (454)           226         95,845
                                        -----------    -----------   -----------    -----------    -----------    -----------
                                            437,013      2,589,912       666,139        134,286     (2,718,108)     1,109,242

Deferred income taxes                       483,074         24,955         2,712             --        (15,734)       495,007
Investment tax credit                        27,138            358            --             --             --         27,496
Regulatory liability-tax related             36,602             --            --             --             --         36,602
Other deferred credits                      177,221        165,390        61,955             --        (20,253)       384,313
Long-term deb, less amt due w/i 1 yr      1,345,598        322,223     1,656,515             --             --      3,324,336

Preferred stock of Tpa Electric                  --             --       649,125             --             --        649,125
Common stock                              1,535,125        821,988     1,293,792            100     (2,380,634)     1,270,371
Retained earnings                           302,906        109,119     1,368,234       (130,175)      (277,679)     1,372,405
Unearned comp.related to ESOP                    --             --       (31,093)            --             --        (31,093)
                                        -----------    -----------   -----------    -----------    -----------    -----------
                                        $ 4,344,677    $ 4,033,945   $ 5,667,379    $     4,211    $(5,412,408)   $ 8,637,804
                                        ===========    ===========   ===========    ===========    ===========    ===========

(1) Diversified companies consist of: TECO Diversified Consolidated, TECO Power Services Consolidated and TECO Stevedoring.

(2) TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

                                                                       Exhibit A
                                                                    Page 3 of 20

                               TECO ENERGY, INC.
                       CONSOLIDATING STATEMENT OF INCOME
                     TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                                TAMPA                                                                      TECO
                                               ELECTRIC     DIVERSIFIED    TECO ENERGY-       TECO                     ENERGY, INC.
                                               COMPANY     COMPANIES(1)  PARENT/OTHER(2)    FINANCE     ELIMINATIONS (CONSOLIDATED)
                                             -----------   -------------  --------------   ----------   ------------ --------------
Revenue                                      $ 1,901,345      $ 992,143    $        --      $   1,928     $ (219,584)   $ 2,675,832
Expenses
        Operation                              1,100,573        762,592          8,587          2,025       (225,606)     1,648,171
        Maintenance                              111,974         50,160             --             --             --        162,134
        Depreciation                             220,267         83,098             --             --             44        303,409
        Asset Adjustment                              --             --             --             --             --             --
        Taxes-other than income                  132,629         40,554             --             --             --        173,183
        Taxes-Fed & State income                 100,338       (107,295)            --             --          6,957             --
                                             -----------    -----------    -----------      ---------     ----------    -----------
                                               1,665,781        829,109          8,587          2,025       (218,605)     2,286,897
                                             -----------    -----------    -----------      ---------     ----------    -----------
Income from operations                           235,564        163,034         (8,587)           (97)          (979)       388,935


Other income (expense)
        Allowance for other funds                 24,928             --             --             --             --         24,928
        Other income (expense), net                1,745         58,347        (28,023)            --         (3,775)        28,294
        Earnings from equity investment               --         (5,949)           (55)            --             --         (6,004)
                                             -----------    -----------    -----------      ---------     ----------    -----------
                                                  26,673         52,398        (28,078)            --         (3,775)        47,218
                                             -----------    -----------    -----------      ---------     ----------    -----------
Income before Int. & income taxes                262,237        215,432        (36,665)           (97)        (4,754)       436,153
Interest charges
        Interest expense                          75,889         76,140        (12,926)         4,293          3,727        147,123
        Distribution on redeemable pref. sec          --             --         38,900             --             --         38,900
        Allow. for borrowed funds                 (9,627)            --             --             --             --         (9,627)
                                             -----------    -----------    -----------      ---------     ----------    -----------
                                                  66,262         76,140         25,974          4,293          3,727        176,396
                                             -----------    -----------    -----------      ---------     ----------    -----------
Income before prov. for inc. tax                 195,975        139,292        (62,639)        (4,390)        (8,481)       259,757
Prov for income taxes                                 --           (499)       (27,771)        (1,693)        (8,454)       (38,417)
                                             -----------    -----------    -----------      ---------     ----------    -----------
Net Income                                   $   195,975    $   139,791    $   (34,868)     $  (2,697)    $      (27)   $   298,174
                                             ===========    ===========    ===========      =========     ==========    ===========


(1) Diversified companies consist of: TECO Diversified Consolidated, TECO Power Services Consolidated and TECO Stevedoring.

(2) TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

                                                                       Exhibit A
                                                                    Page 4 of 20

                                TECO ENERGY, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                          TAMPA                                                                           TECO
                                        ELECTRIC     DIVERSIFIED      TECO ENERGY -         TECO                      ENERGY, INC.
                                         COMPANY     COMPANIES(1)    PARENT/OTHER(2)      FINANCE      ELIMINATIONS  (CONSOLIDATED)
                                       -----------  -------------    ---------------    -------------  ------------- --------------
Balance, beginning of period           $   304,288   $    71,057       $ 1,257,448       $  (127,478)   $  (229,681)   $ 1,275,634
Add:
       Net Income                          195,975       139,791           328,926(3)         (2,697)      (363,821)       298,174
       Comprehensive Income                     81       (14,481)           (4,430)               --                       (18,830)
       Tax benefits - ESOP Dividends            --                           1,287                --                         1,287
                                       -----------   -----------       -----------       -----------    -----------    -----------
                                           500,344       196,367         1,583,231          (130,175)      (593,502)     1,556,265

Deduct:
       Cash dividends on capital stock
          Preferred                             --            --                --                --             --             --
          Common                           197,438       118,630           215,795                --       (316,068)       215,795
          Other - Adjustment                    --       (31,382)(4)          (798)(5)            --            245        (31,935)
                                       -----------   -----------       -----------       -----------    -----------    -----------
Balance, end of period                 $   302,906   $   109,119       $ 1,368,234       $  (130,175)   $  (277,679)   $ 1,372,405
                                       ===========   ===========       ===========       ===========    ===========    ===========


(1) Diversified companies consist of: TECO Diversified Consolidated, TECO Power Services Consolidated and TECO Stevedoring.

(2) TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

(3)    Includes $363,794 of TECO Energy's equity in earnings of subsidiaries.

(4) Net income from TECO Coalbed Methane is classified as discontinued operations on TECO Energy's consolidated Income Statement.

(5) Net gain from discontinued operations and reclass of Suwanee to TECO Energy.

                                                                       Exhibit A
                                                                    Page 4 of 20


                             TECO DIVERSIFIED, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2001
                             (thousands of dollars)

                                                                                              TECO                         TECO
                                           TECO         TECO        TECO        TECO       DIVERSIFIED                  DIVERSIFIED
                                        SOLUTIONS       COAL     TRANSPORT       CBM         PARENT      ELIMINATIONS (CONSOLIDATED)
                                       -----------  -----------  -----------  -----------  -----------   ------------ --------------
Assets
Current Assets:
       Cash and Cash Equ.              $     2,683  $     2,507  $       380  $       267  $       299   $        --   $     6,136
       Restricted Cash                          --           --           --           --           --            --            --
       Short Term Inv.                          --            6           --           --           --            --             6
       Receiv. less allow for uncollect.   153,446       43,441      154,834      103,545      116,914            (1)      572,179
       Interest Receivable Affiliates           --           --           --           --           --            --            --
       Current Derivative Asset              4,349           --        1,448           --           --            --         5,797
       Inventories at average cost:
          Fuel                               9,856       16,635           --           --           --            --        26,491
          Materials & Supplies                  61        5,513       15,592           --           --            --        21,166
       Prepayments                           1,492        7,103        2,211           --           --            --        10,806
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                           171,887       75,205      174,465      103,812      117,213            (1)      642,581

Investment in subsidiaries                      --           --           --           --      457,079      (457,079)           --

Property, plant & equip. orig cost
       Utility plant in svc - ele               --           --           --           --           --            --            --
       Utility plant in svc - gas               --           --           --           --           --            --            --
       CWIP                                    534        7,514        8,841           --           --            --        16,889
       Other property                       28,530      298,080      508,952           --           --            --       835,562
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                            29,064      305,594      517,793           --           --            --       852,451
       Less Accum. Depr.                     4,651      140,560      337,817           --           --            --       483,028
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                            24,413      165,034      179,976           --           --            --       369,423
Other Assets
       Intangible Asset                      4,465           --           --           --           --            --         4,465
       Goodwill                             39,143           --           --           --           --            --        39,143
       Long Term Derivative Asset               36           --           --           --           --            --            36
       Other investments                    51,764           --           --           --           --            --        51,764
       Deferred income tax                  (1,136)      11,491          125           --           --            --        10,480
       Deferred charges & other assets       7,563       31,772          552           --            2            --        39,889
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                           101,835       43,263          677           --            2            --       145,777
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                       $   298,135  $   283,502  $   355,118  $   103,812  $   574,294   $  (457,080)  $ 1,157,781
                                       ===========  ===========  ===========  ===========  ===========   ===========   ===========

                                                                       Exhibit A
                                                                    Page 6 of 20
                             TECO DIVERSIFIED, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002
                             (thousands of dollars)


                                                                                               TECO                      TECO
                                          TECO          TECO        TECO           TECO     DIVERSIFIED                 DIVERSIFIED
                                        SOLUTIONS       COAL      TRANSPORT        CBM        PARENT     ELIMINATIONS (CONSOLIDATED)
                                       -----------  -----------  -----------   -----------  -----------  ------------ --------------
Current liabilities
        Long-term debt due w/i 1 year  $        --  $        --  $    25,309   $        --  $        --   $        --   $    25,309
        Notes payable                           --           --           --            --           --            --            --
        Accounts payable                   139,378       71,797       26,702        15,867           --            (1)      253,743
        Interest Payable - Affiliates          375          669         (146)          189           --            --         1,087
        Current Derivative Liability            --           --           --            --           --            --            --
        Customer deposits                        3           --           --            --           --            --             3
        Interest accrued                        --           --        1,864            --           --            --         1,864
        Taxes accrued                        7,848        2,620       19,715        13,516           --            --        43,699
                                       -----------  -----------  -----------   -----------  -----------   -----------   -----------
                                           147,604       75,086       73,444        29,572           --            (1)      325,705
                                                                                                                   --            --
Deferred income taxes                          869          603        1,370        18,724           --            --        21,566
Investment tax credit                           --           --          358            --           --            --           358
Regulatory liability-tax related                --           --           --            --           --            --            --
Other deferred credits                       1,466        7,833       72,510        38,084           --            --       119,893
Long-term deb, less amt due w/i 1 yr            --           --      110,601            --           --            --       110,601
                                                                                                                                 --
Preferred stock of Tpa Electric                 --           --           --            --           --            --            --
Common stock                               136,575      164,519       53,456            --      487,646      (354,550)      487,646
Retained earnings                           11,621       35,461       43,379        17,432       86,648      (102,529)       92,012
Unearned comp.related to ESOP                   --           --           --            --           --            --            --
                                       -----------  -----------  -----------   -----------  -----------   -----------   -----------
                                       $   298,135  $   283,502  $   355,118   $   103,812  $   574,294   $  (457,080)  $ 1,157,781
                                       ===========  ===========  ===========   ===========  ===========   ===========   ===========

                                                                       Exhibit A
                                                                    Page 7 of 20

                             TECO DIVERSIFIED, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                      TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                                                                            TECO                         TECO
                                           TECO         TECO        TECO        TECO    DIVERSIFIED                  DIVERSIFIED
                                         SOLUTIONS      COAL      TRANSPORT     CBM       PARENT     ELIMINATIONS  (CONSOLIDATIONS)
                                         ---------    ---------   ---------    ------   -----------  ------------  ----------------
Revenue                                  $ 105,186    $ 317,135   $ 254,618    $  --     $   --        $      --     $ 676,939
Expenses
  Operation                                 90,430      285,018     168,465       --         --               --       543,913
  Maintenance                                    3       20,471      20,025       --         --               --        40,499
  Depreciation                               1,257       31,446      22,254       --         --               --        54,957
  Asset Adjustment                              --           --          --       --         --               --            --
  Taxes-other than income                      472       25,734       5,900       --         --               --        32,106
  Taxes-Fed & State income                      --     (107,295)         --       --         --               --      (107,295)
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
                                            92,162      255,374     216,644       --         --               --       564,180
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
Income from operations                      13,024       61,761      37,974       --         --               --       112,759

Other income (expense)
  Allowance for other funds                     --           --          --       --         --               --            --
  Other income (expense), net                1,998           --         108       --         --               --         2,106
  Earnings from equity investment              217           --          --       --         --               --           217
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
                                             2,215           --         108       --         --               --         2,323
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
Income before Int. & income taxes           15,239       61,761      38,082       --         --               --       115,082
Interest charges
  Interest expense                           4,504        8,164       6,332       --         --               --        19,000
  Distribution on redeemable pref. sec
  Allow. for borrowed funds                     --           --          --       --         --               --            --
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
                                             4,504        8,164       6,332       --         --               --        19,000
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
Income before prov. for inc. tax            10,735       53,597      31,750       --         --               --        96,082
Prov for income taxes                        2,422      (22,859)     10,777       --         --               --        (9,660)
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
Net Income                               $   8,313    $  76,456   $  20,973    $  --      $  --        $      --     $ 105,742
                                         =========    =========   =========    =====      =====        =========     =========


                                                                       Exhibit A
                                                                    Page 8 of 18

                             TECO DIVERSIFIED, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED December 31, 2001
                             (thousands of dollars)

                                                                                         TECO                               TECO
                                       TECO         TECO        TECO         TECO     DIVERSIFIED                       DIVERSIFIED
                                     SOLUTIONS      COAL     TRANSPORT       CBM        PARENT        ELIMINATIONS    (CONSOLIDATED)
                                    -----------  ---------   ----------   ---------   -----------     ------------    --------------
Balance, beginning of period        $    (706)   $  26,118   $  44,624    $   9,124   $  63,277        $ (79,160)       $  63,277

Add:
  Net Income                            5,206       59,047      27,563       29,957     121,773         (121,773)         121,773
  Earnings of sub's
  Comprehensive Income                 (8,125)          --        (160)         289          --               --           (7,996)
  Tax benefits - ESOP Dividends
                                    ---------    ---------   ---------    ---------   ---------        ---------        ---------
                                       (3,625)      85,165      72,027       39,370     185,050         (200,933)         177,054

Deduct:
  Cash dividends on capital stock          --
    Preferred                              --
    Common                              1,447       56,659      28,089       30,787     116,980         (116,982)         116,980
    Other - Adjustment                    (84)(1)       --          --           --         (84)(1)           84              (84)
                                    ---------    ---------   ---------    ---------   ---------        ---------        ---------
Balance, end of period              $  (4,988)   $  28,506   $  43,938    $   8,583   $  68,154        $ (84,035)       $  60,158

(1)  TPV transfer to TECO Solutions in 2001

                                                                       Exhibit A
                                                                    Page 9 of 20


                              TECO SOLUTIONS, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2002
                             (thousands of dollars)

                                                               TECO                    TECO
                                       BCH         TECO        GAS        TECO       PROPANE      PRIOR          TECO
                                     MECHANICAL     BGA      SERVICES   PARTNERS     VENTURES     ENERGY      PROPERTIES
                                     ----------   -------    --------   --------     --------    --------     ----------
Assets
Current Assets:
  Cash and Cash Equ.                  $   479     $   374     $  820     $  354      $   206     $   (143)     $   246
  Restricted Cash                          --          --         --         --           --           --           --
  Short Term Inv.                          --          --         --         --           --           --           --
  Receiv. less allow for uncollect     19,715      11,211      6,765        626        9,035       78,365       26,078
  Interest Receivable Affiliates           --          --         --         --           --           --           --
  Current Derivative Asset                 --          --         --         --           --        4,349           --
  Inventories at average cost:             --          --
    Fuel                                   --          --         --         --           --        9,856           --
    Materials & Supplies                   61          --         --         --           --           --           --
  Prepayments                             232         293          5         17           --          945           --
                                      -------     -------     ------     ------      -------     --------      -------
                                       20,487      11,878      7,590        997        9,241       93,372       26,324

Investment in subsidiaries                 --          --         --         --           --           --           --

Property, plant & equip. orig cost
  Utility plant in svc - ele               --          --         --         --           --           --           --
  Utility plant in svc - gas               --          --         --         --           --           --           --
  CWIP                                    534          --         --         --           --           --           --
  Other property                        2,244      13,965         46      1,452           --        1,141        9,682
                                      -------     -------     ------     ------      -------     --------      -------
                                        2,778      13,965         46      1,452           --        1,141        9,682
  Less Accum. Depr.                     2,021       1,585         10        423           --          184          428
                                      -------     -------     ------     ------      -------     --------      -------
                                          757      12,380         36      1,029           --          957        9,254

Other Assets
  Intangible Asset                         --          --         --         --           --        4,465           --
  Goodwill                             27,900       1,663         --         --           --        9,580           --
  Long Term Derivative Asset               --          --         --         --           --           36           --
  Other investments                        --         471         --      4,752       35,150           --       11,391
  Deferred income tax                      --          --         --         --           --       (2,780)       1,644
  Deferred charges & other assets          96       7,352        253       (204)          --           --           66
                                      -------     -------     ------     ------      -------     --------      -------
                                       27,996       9,486        253      4,548       35,150       11,301       13,101
                                      -------     -------     ------     ------      -------     --------      -------
                                      $49,240     $33,744     $7,879     $6,574      $44,391     $105,630      $48,679
                                      =======     =======     ======     ======      =======     ========      =======

(TABLE CONTINUED BELOW)

                                                                       TECO
                                        SOLUTIONS                    SOLUTIONS
                                          PARENT     ELIMINATIONS  (CONSOLIDATED)
                                        ---------    ------------  --------------
Assets
Current Assets:
  Cash and Cash Equ.                    $    347       $     --      $   2,683
  Restricted Cash                             --             --             --
  Short Term Inv.                             --             --             --
  Receiv. less allow for uncollect         2,836         (1,185)       153,446
  Interest Receivable Affiliates              --             --             --
  Current Derivative Asset                    --             --          4,349
  Inventories at average cost:
     Fuel                                     --             --          9,856
    Materials & Supplies                      --             --             61
  Prepayments                                 --             --          1,492
                                        --------      ---------      ---------
                                           3,183         (1,185)       171,887

Investment in subsidiaries               140,514       (140,514)            --

Property, plant & equip. orig cost
  Utility plant in svc - ele                  --             --             --
  Utility plant in svc - gas                  --             --             --
  CWIP                                        --             --            534
  Other property                              --             --         28,530
                                        --------      ---------      ---------
                                              --             --         29,064
  Less Accum. Depr.                           --             --          4,651
                                        --------      ---------      ---------
                                              --             --         24,413

Other Assets
  Intangible Asset                            --             --          4,465
  Goodwill                                    --             --         39,143
  Long Term Derivative Asset                  --             --             36
  Other investments                           --             --         51,764
  Deferred income tax                         --             --         (1,136)
  Deferred charges & other assets             --                         7,563
                                        --------      ---------      ---------
                                              --             --        101,835
                                        --------      ---------      ---------
                                        $143,697      $(141,699)     $ 298,135
                                        ========      =========      =========


                                                                       Exhibit A
                                                                   Page 10 of 20


                              TECO SOLUTIONS, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002
                             (thousands of dollars)

                                                                    TECO                        TECO
                                           BCH          TECO        GAS          TECO         PROPANE       PRIOR
                                       MECHANICAL       BGA       SERVICES     PARTNERS       VENTURES      ENERGY
                                       ----------    ---------    --------     ---------     ---------    ---------
Current liabilities
  Long-term debt due w/i 1 year         $      --    $      --    $     --     $      --     $      --    $      --
  Notes payable                                --           --          --            --            --           --
  Accounts payable                         13,105       32,342       6,240         6,950            --       81,982
  Interest payable - Affiliates               108           86           8            21            64           15
  Current Derivative Liability                 --           --          --            --            --           --
  Customer deposits                            --           --           3            --            --           --
  Interest accrued                             --           --          --            --            --           --
  Taxes accrued                               836       (1,122)        (12)         (136)           54        7,841
                                        ---------    ---------    --------     ---------     ---------    ---------
                                           14,049       31,306       6,239         6,835           118       89,838

Deferred income taxes                         399          (44)        (24)           89        12,723      (12,482)
Investment tax credit                          --           --          --            --            --           --
Regulatory liability-tax related               --           --          --            --            --           --
Other deferred credits                        854        1,043          --            --            --         (431)
Long-term deb, less amt due w/i 1 yr           --           --          --            --            --           --

Preferred stock of Tpa Electric                --           --                                                   --
Common stock                               30,257        3,669           1            --        19,560       23,000
Retained earnings                           3,681       (2,230)      1,663          (350)       11,990        5,705
Unearned comp.related to ESOP                  --           --          --            --            --           --
                                        ---------    ---------    --------     ---------     ---------    ---------
                                        $  49,240    $  33,744    $  7,879     $   6,574     $  44,391    $ 105,630
                                        =========    =========    ========     =========     =========    =========

(TABLE CONTINUED BELOW)

                                                                                       TECO
                                           TECO       SOLUTIONS                     SOLUTIONS
                                        PROPERTIES      PARENT     ELIMINATIONS   (CONSOLIDATED)
                                        ----------    ---------    ------------   --------------
Current liabilities
  Long-term debt due w/i 1 year         $      --     $      --     $      --       $      --
  Notes payable                                --            --            --              --
  Accounts payable                              4           (60)       (1,185)        139,378
  Interest payable - Affiliates                73            --            --             375
  Current Derivative Liability                 --            --            --              --
  Customer deposits                            --            --            --               3
  Interest accrued                             --            --            --              --
  Taxes accrued                               387            --            --           7,848
                                        ---------     ---------     ---------       ---------
                                              464           (60)       (1,185)        147,604

Deferred income taxes                         208            --            --             869
Investment tax credit                          --            --            --              --
Regulatory liability-tax related               --            --            --              --
Other deferred credits                         --            --            --           1,466
Long-term deb, less amt due w/i 1 yr           --            --            --              --

Preferred stock of Tpa Electric                --            --            --              --
Common stock                               49,985       136,575      (126,472)        136,575
Retained earnings                          (1,978)        7,182       (14,042)         11,621
Unearned comp.related to ESOP                  --            --            --              --
                                        ---------     ---------     ---------       ---------
                                        $  48,679     $ 143,697     $(141,699)      $ 298,135
                                        =========     =========     =========       =========

                                                                       Exhibit A
                                                                   Page 11 of 20

                              TECO SOLUTIONS, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                      TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                                                        TECO                      TECO
                                               BCH          TECO        GAS         TECO        PROPANE       PRIOR
                                            MECHANICAL      BGA       SERVICES     PARTNERS     VENTURES      ENERGY
                                            ----------   --------     --------     --------     --------     --------
Revenue                                     $ 57,594     $ 30,271     $  2,310     $ 14,152     $     --     $ 11,781
Expenses
   Operation                                  49,956       32,282        1,528       13,111           --        4,364
   Maintenance                                                 --           --            3           --           --
   Depreciation                                   89          745            4          237           --          176
   Asset Adjustment                               --           --           --           --           --           --
   Taxes-other than income                        --          280           39           --           --          118
   Taxes-Fed & State income                       --           --           --           --           --           --
                                            --------     --------     --------     --------     --------     --------
                                              50,045       33,307        1,571       13,351           --        4,658
                                            --------     --------     --------     --------     --------     --------
Income from operations                         7,549       (3,036)         739          801           --        7,123

Other income (expense)
   Allowance for other funds                      --           --           --           --           --           --
   Other income (expense), net                  (858)         538           --          (56)         (47)         (30)
   Earnings from equity investment                --           --           --       (1,071)         485           --
                                            --------     --------     --------     --------     --------     --------
                                                (858)         538           --       (1,127)         438          (30)
                                            --------     --------     --------     --------     --------     --------
Income before Int. & income taxes              6,691       (2,498)         739         (326)         438        7,093
Interest charges
   Interest expense                            1,243        1,025          133          243          788          215
   Distribution on redeemable pref. sec
   Allow. for borrowed funds                      --           --           --           --           --           --
                                            --------     --------     --------     --------     --------     --------
                                               1,243        1,025          133          243          788          215
                                            --------     --------     --------     --------     --------     --------
Income before prov. for inc. tax               5,448       (3,523)         606         (569)        (350)       6,878
Prov for income taxes                          2,109       (1,115)         236         (186)      (2,187)       2,709
                                            --------     --------     --------     --------     --------     --------
Net Income                                  $  3,339     $ (2,408)    $    370     $   (383)    $  1,837     $  4,169
                                            ========     ========     ========     ========     ========     ========


(TABLE CONTINUED BELOW)

                                                                                     TECO
                                             TECO       SOLUTIONS                  SOLUTIONS
                                          PROPERTIES      PARENT   ELIMINATIONS  (CONSOLIDATED)
                                          ----------    ---------  ------------  --------------
Revenue                                    $    471     $     --     $(11,393)       $105,186
Expenses
   Operation                                    582           --      (11,393)         90,430
   Maintenance                                   --           --           --               3
   Depreciation                                   6           --           --           1,257
   Asset Adjustment                              --           --           --              --
   Taxes-other than income                       35           --           --             472
   Taxes-Fed & State income                      --           --           --              --
                                           --------     --------     --------        --------
                                                623           --      (11,393)         92,162
                                           --------     --------     --------        --------
Income from operations                         (152)          --           --          13,024

Other income (expense)
   Allowance for other funds                     --           --           --              --
   Other income (expense), net                2,451           --           --           1,998
   Earnings from equity investment              803           --           --             217
                                           --------     --------     --------        --------
                                              3,254           --           --           2,215
                                           --------     --------     --------        --------
Income before Int. & income taxes             3,102           --           --          15,239
Interest charges
   Interest expense                             857           --           --           4,504
   Distribution on redeemable pref. sec
   Allow. for borrowed funds                     --           --           --              --
                                           --------     --------     --------        --------
                                                857           --           --           4,504
                                           --------     --------     --------        --------
Income before prov. for inc. tax              2,245           --           --          10,735
Prov for income taxes                           856           --           --           2,422
                                           --------     --------     --------        --------
Net Income                                 $  1,389     $     --     $     --        $  8,313
                                           ========     ========     ========        ========

                                                                       Exhibit A
                                                                   Page 12 of 20

                              TECO SOLUTIONS, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                                                 TECO                      TECO
                                        BCH         TECO         GAS          TECO       PROPANE      PRIOR         TECO
                                    MECHANICAL      BGA        SERVICES     PARTNERS      ENERGY      ENERGY     PROPERTIES
                                    ----------    --------     --------     --------     --------    --------    ----------
Balance, beginning of period         $  2,973     $    178     $  2,026     $     33     $ 10,154    $ (7,925)    $ (3,367)

Add:
  Net Income                            3,339       (2,408)         370         (383)       1,836       1,389        8,313
  Earnings of sub's                        --           --           --           --           --          --           --
  Comprehensive Income                                  --           --           --                       --           --
  Tax benefits - ESOP Dividends            --           --           --           --           --          --           --
                                     --------     --------     --------     --------     --------    --------     --------
                                        6,312       (2,230)       2,396         (350)      11,990       8,808       (1,978)

Deduct:
  Cash dividends on capital stock
    Preferred                              --           --           --           --           --          --           --
    Common                              2,631           --          733           --           --       3,103           --
    Other - Adjustment                     --           --           --           --           --          --           --
                                     --------     --------     --------     --------     --------    --------     --------
Balance, end of period               $  3,681     $ (2,230)    $  1,663     $   (350)    $ 11,990    $  5,705     $ (1,978)
                                     ========     ========     ========     ========     ========    ========     ========

(TABLE CONTINUED BELOW)

                                                                    TECO
                                     SOLUTIONS                    SOLUTIONS
                                      PARENT    ELIMINATIONS    (CONSOLIDATED)
                                     ---------  ------------    --------------
Balance, beginning of period         $  3,137     $(12,197)       $ (4,988)

Add:
  Net Income                           (8,312)       8,313
  Earnings of sub's                        --           --
  Comprehensive Income                     --       12,564
  Tax benefits - ESOP Dividends            --           --
                                     --------     --------        --------
                                       11,450      (20,509)         15,889

Deduct:
  Cash dividends on capital stock
    Preferred                              --           --              --
    Common                              4,268       (6,467)          4,268
    Other - Adjustment                     --
                                     --------     --------        --------
Balance, end of period               $  7,182     $(14,042)       $ 11,621
                                     ========     ========        ========

                                                                       Exhibit A
                                                                   Page 13 of 20

                         TECO POWER SERVICES CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2002
                             (thousands of dollars)



                               TECO POWER        TECO           PASCO         HARDEE          HARDEE                       TPS OPS
                             (PARENT ONLY)  ENERGY SOURCE     POWER G.P.   POWER I, INC.   POWER II, INC.  TPS GO, INC.  HOLDING CO.
                             -------------  -------------    -----------   -------------   --------------  ------------ ------------
Current assets
  Cash and cash equivalents   $    93,736    $       669     $         5    $     1,802     $        --    $       831  $     2,119
  Restricted cash                                                                 1,624
  Receivables                     607,790          3,710               2         22,027          14,796            637        3,074
  Inventories at average cost
     Fuel                              --                             --          2,998              --             --           --
     Materials and supplies            --                             --          3,672              --          1,424           --
  Prepayments                       1,818           (116)             --            131              --            722           (6)
                              -----------    -----------     -----------    -----------     -----------    -----------  -----------
                                  703,344          4,263               7         32,254          14,796          3,614        5,187

Investment in subsidiaries        850,072             --              --             --          38,452             --           --

Property, plant & equipment
  at original cost
     Plant in service                  --             --              --        197,870              --         42,253           38
     Construction work
       in Process (CWIP)           99,357             --              --             --              --             --
     Other property                12,765             --              --             --              --             --           --
                              -----------    -----------     -----------    -----------     -----------    -----------  -----------
                                  112,122             --              --        197,870              --         42,253           38
     Less accum. deprec.           (2,895)            --              --        (56,751)             --        (10,460)          --
                              -----------    -----------     -----------    -----------     -----------    -----------  -----------
                                  109,227             --              --        141,119              --         31,793           38
Other assets
  Notes Receivable                960,170             --              --             --              --             --           --
  Deferred charges &
     other assets                  44,266             --               7          5,270              --         10,825          120
                              -----------    -----------     -----------    -----------     -----------    -----------  -----------
                              $ 2,667,079    $     4,263     $        14    $   178,643     $    53,248    $    46,232  $     5,345
                              ===========    ===========     ===========    ===========     ===========    ===========  ===========

                                                                       Exhibit A
                                                                   Page 14 of 20

                         TECO POWER SERVICES CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2002
                             (thousands of dollars)


                                                TM POWER        TECO
                                 TPS INT'L      VENTURES        POWER          TPS         HAMAKUA/                    TECO POWER
                                   POWER          LLC       VENTURES INC.     GP/LP        HAWAII     ELIMINATIONS   (CONSOLIDATED)
                                 ---------    -----------   -------------    --------   -----------   ------------   --------------
Current assets
  Cash and cash equivalents      $ 14,502     $     7,765    $  (100,326)    $  2,697   $     1,073   $        --     $    24,873
  Cash and cash equivalents                                                                                                 1,624
  Receivables                      12,680           2,972         15,525           --            --      (599,410)         83,803
  Inventories at average cost
    Fuel                            2,949           2,183                                                                   8,130
    Materials and supplies          3,478           1,562         16,702           --                          --          26,838
  Prepayments                         867             321            979           --                          --           4,716
                                 --------     -----------    -----------     --------   -----------   -----------     -----------
                                   34,476          14,803        (67,120)       2,697         1,073      (599,410)        149,984

Investment in subsidiaries        118,878          13,650             --      (38,215)       16,744      (888,526)        111,055

Property, plant & equipment
  at original cost
    Plant in service              155,155         162,733        186,924           --                      (1,455)        743,518
    Construction work
      in Process (CWIP)                --              --        672,096           --                          --         771,453
    Other property                    573              15             --           --                          --          13,353
                                 --------     -----------    -----------     --------   -----------   -----------     -----------
                                  155,728         162,748        859,020           --            --        (1,455)      1,528,324
    Less accum. deprec            (16,154)         (9,863)       (11,272)                                     141        (107,254)
                                 --------     -----------    -----------     --------   -----------   -----------     -----------
                                  139,574         152,885        847,748           --            --        (1,314)      1,421,070
Other assets
  Notes Receivable                 11,067           1,423             --           --                          --         972,660
  Deferred charges &
    other assets                   73,883           4,634         75,804        5,411                          --         220,220
                                 --------     -----------    -----------     --------   -----------   -----------     -----------
                                 $377,878     $   187,395    $   856,432     $(30,107)  $    17,817   $(1,489,250)    $ 2,874,989
                                 ========     ===========    ===========     ========   ===========   ===========     ===========

                                                                       Exhibit A
                                                                   Page 15 of 20

                         TECO POWER SERVICES CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2002
                             (thousands of dollars)


                               TECO POWER        TECO         PASCO         HARDEE         HARDEE                       TPS OPS
                             (PARENT ONLY)   ENERGY SOURCE  POWER G.P.   POWER I, INC.  POWER II, INC.  TPS GO, INC.  HOLDING CO.
                             -------------   ------------- -----------   -------------  --------------  ------------  -----------
Current Liabilities
Long-term debt due
  within one year             $        --     $        --  $        --    $     8,114    $        --     $        --  $        --
Accounts payable                   30,184           3,685            3          6,325             --          24,232        4,696
Interest accrued                   11,678              --           --            722             --              --           --
Taxes accrued                       3,283             (20)          --          2,585            332           2,499           50
                              -----------     -----------  -----------    -----------    -----------     -----------  -----------
                                   45,145           3,665            3         17,746            332          26,731        4,746

Deferred income taxes              (4,289)                           1          5,645         16,936           1,200         (303)
Other deferred credits             41,020             630           --          1,858             --             119           --
Sub debt - TECO Finance            13,750                           --             --             --         (10,168)          --
Long-term debt, less
  amount due within one year           --                           --        102,947             --          25,000           --
Advances from TECO Energy       2,180,466                           --
Other liabilities - MI             38,453                           --          1,179                                          --
Common stock                      334,341                            8         10,973         32,919               1            7
Retained earnings                  56,646             (32)           2          1,021          3,061           2,170          895
                              -----------     -----------  -----------    -----------    -----------     -----------  -----------
                              $ 2,667,079     $     4,263  $        14    $   178,643    $    53,248     $    46,232  $     5,345
                              ===========     ===========  ===========    ===========    ===========     ===========  ===========

                                                                       Exhibit A
                                                                   Page 16 of 20

                         TECO POWER SERVICES CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2002
                             (thousands of dollars)

                                              TM POWER       TECO
                                 TPS INT'L    VENTURES       POWER          TPS          HAMAKUA/                       TECO POWER
                                   POWER         LLC      VENTURES INC.    GP/LP          HAWAII       ELIMINATIONS   (CONSOLIDATED)
                                -----------  -----------  -------------  -----------   -----------     ------------   --------------
Current Liabilities
Long-term debt due
  within one year               $    12,645  $        --   $        --   $        --   $        --     $        --     $    20,759
Accounts payable                    122,334        4,020       582,809            --           428        (742,755)         35,961
Interest accrued                         11           --            --            --            --              --          12,411
Taxes accrued                         2,076           --         2,199        (2,432)         (560)             --          10,012
                                -----------  -----------   -----------   -----------   -----------     -----------     -----------
                                    137,066        4,020       585,008        (2,432)         (132)       (742,755)         79,143

Deferred income taxes                    --           --           347       (18,226)        3,072              (1)          4,382
Other deferred credits                  149           --           198            --            --          (1,314)         42,660
Sub debt - TECO Finance                  --           --            --            --            --              --           3,582
Long-term debt, less
  amount due within one year         83,675           --            --            --            --              --         211,622
Advances from TECO
Energy                                                                                                                   2,180,466
Other liabilities - MI                   --           --            --            --            --         (38,453)          1,179
Common stock                         75,615      189,959       265,333        36,323        16,859        (627,997)        334,341
Retained earnings                    81,373       (6,584)        5,546       (45,772)       (1,982)        (78,730)         17,614
                                -----------  -----------   -----------   -----------   -----------     -----------     -----------
                                $   377,878  $   187,395   $   856,432   $   (30,107)  $    17,817     $(1,489,250)    $ 2,874,989
                                ===========  ===========   ===========   ===========   ===========     ===========     ===========

                                                                       Exhibit A
                                                                   Page 17 of 20

                         TECO POWER SERVICES CORPORATION
                         CONSOLIDATING INCOME STATEMENT
                      TWELVE MONTHS ENDED DECEMBER 31, 2002
                             (thousands of dollars)

                                 TECO POWER        TECO           PASCO       HARDEE        HARDEE                         TPS OPS
                                (PARENT ONLY)  ENERGY SOURCE   POWER G.P.  POWER I, INC. POWER II, INC.   TPS GO, INC.   HOLDING CO.
                                -------------  -------------   ---------   ------------- --------------   ------------   -----------
Revenues                           $   1,113     $ 115,253     $       1    $ 111,494     $      --        $  19,629     $   1,065
Expenses
  Operation                           29,677            --            --        8,361            --            3,746            24
  Maintenance                             --            --            --        4,683            --              322            --
  Fuel                                    --       115,306            --       34,553            --               --            --
  Depreciation & Amortization          1,587            --            --        6,241            --            2,160            --
  BB4 - Pass Through                      --            --            --       31,098            --               --            --
  Taxes Other Than Income                952            --            --        2,932            --              239            --
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
                                      32,216       115,306            --       87,868            --            6,467            24
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Income from Operations               (31,103)          (53)            1       23,626            --           13,162         1,041

Other Income                          59,321            --            --      (10,886)       10,924             (604)           --
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Income Before Interest &
  Income Taxes                        28,218           (53)            1       12,740        10,924           12,558         1,041
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Interest Charges
  Long-Term Debt                      39,358            --            --        9,120            --            1,539            --
  Other Interest Expense                  --            --            --          (22)           --               --            --
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
                                      39,358            --            --        9,098            --            1,539            --
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Income Before Provision
  for Income Taxes                   (11,140)          (53)            1        3,642        10,924           11,019         1,041

Equity Earnings in Subsidiaries       41,852            --            --           --            --               --            --

Provision for Income Taxes              (991)          (21)           --        1,383         4,150            3,871           400
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Net Income                         $  31,703     $     (32)    $       1    $   2,259     $   6,774        $   7,148     $     641
                                   =========     =========     =========    =========     =========        =========     =========

                                                                       Exhibit A
                                                                   Page 18 of 20

                         TECO POWER SERVICES CORPORATION
                         CONSOLIDATING INCOME STATEMENT
                      TWELVE MONTHS ENDED DECEMBER 31, 2002
                             (thousands of dollars)

                                                 TM POWER        TECO
                                   TPS INT'L     VENTURES        POWER          TPS      HAMAKUA/                     TECO POWER
                                     POWER          LLC      VENTURES INC.     GP/LP      HAWAII     ELIMINATIONS   (CONSOLIDATED)
                                   ---------    ----------   -------------   ---------   ---------   ------------   --------------
Revenues                           $  67,469       23,135     $  82,461      $      --   $      --    $(111,829)       $ 309,791
Expenses
  Operation                            9,248        8,887         6,212             --          --       (2,045)          64,110
  Maintenance                          1,661          673         1,662             --          --           --            9,001
  Fuel                                18,278        6,149        54,070             --          --     (109,783)         118,573
  Depreciation & Amortization          6,239        5,250         6,721             --          --          (56)          28,142
  BB4 - Pass Through                      --           --            --             --          --           --           31,098
  Taxes Other Than Income                566          905         2,850             --          --           --            8,444
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
                                      35,992       21,864        71,515             --          --     (111,884)         259,368
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Income from Operations                31,477        1,271        10,946             --          --           55           50,423
Other Income                           6,939       (6,084)           21        (11,504)      1,995          (56)          50,066
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Income Before Interest &
  Income Taxes                        38,416       (4,813)       10,967        (11,504)      1,995           (1)         100,489
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Interest Charges
  Long-Term Debt                       7,166           --            --             --          --           --           57,183
  Other Interest Expense                  --           --            --             --          --           --              (22)
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
                                       7,166           --            --             --          --           --           57,161
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Income Before Provision
  for Income Taxes                    31,250       (4,813)       10,967        (11,504)      1,995           (1)          43,328

Equity Earnings in Subsidiaries           --           --            --             --          --      (41,852)              --

Provision for Income Taxes               901       (1,754)        3,852         (4,451)      1,870            1            9,211
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Net Income                         $  30,349    $  (3,059)    $   7,115      $  (7,053)  $     125    $ (41,854)       $  34,117
                                   =========    =========     =========      =========   =========    =========        =========

                                                                       Exhibit A
                                                                   Page 19 of 20
                         TECO POWER SERVICES CORPORATION
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED DECEMBER 31, 2002
                             (thousands of dollars)


                                 TECO POWER        TECO        PASCO         HARDEE          HARDEE                        TPS OPS
                               (PARENT ONLY)   ENERGY SOURCE  POWER G.P.  POWER I, INC.   POWER II, INC.  TPS GO, INC.   HOLDING CO.
                               -------------   -------------  ----------  -------------   --------------  ------------   -----------
Balance, beginning of period     $ 22,533        $     --     $      2      $  1,075        $  3,225        $  1,527       $    254

Add: Net income                    31,701(1)          (32)           1         2,259           6,774           7,148            641
         Comprehensive Income          --              --           --            --              --              --             --
                                 --------        --------     --------      --------        --------        --------       --------
                                   54,234             (32)           3         3,334           9,999           8,675            895

Deduct:
Cash dividends on capital
       stock - Common              (2,412)                           1         2,313           6,938           6,505             --
                                 --------        --------     --------      --------        --------        --------       --------
Balance, end of period           $ 56,646        $    (32)    $      2      $  1,021        $  3,061        $  2,170       $    895
                                 ========        ========     ========      ========        ========        ========       ========

(1) Includes $41,850 of TECO Power Service's equity in earnings of subsidiaries.

                                                                       Exhibit A
                                                                   Page 20 of 20

                         TECO POWER SERVICES CORPORATION
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED DECEMBER 31, 2002
                             (thousands of dollars)

                                              TM POWER       TECO
                                  TPS INT'L   VENTURES     POWER          TPS      HAMAKUA/                    TECO POWER
                                    POWER       LLC     VENTURES INC.    GP/LP      HAWAII    ELIMINATIONS   (CONSOLIDATED)
                                 ----------  ---------  -------------  ---------   --------   ------------   --------------
Balance, beginning of period    $   52,264   $ (1,112)    $ (1,033)    $(12,651)                $(54,742)       $ 11,342

Add: Net income                     30,349     (3,059)       7,115       (7,053)        125      (41,852)         34,117
   Comprehensive Income          (1,238.00)        --         (536)     (26,067)         --           --         (27,841)
                                ----------   --------     --------     --------    --------     --------        --------
                                    81,375     (4,171)       5,546      (45,771)        125      (96,595)         17,617

Deduct:
Cash dividends on capital
   stock - Common                        2      2,413           --            1       2,107      (17,865)              3
                                ----------   --------     --------     --------    --------     --------        --------
Balance, end of period          $   81,373   $ (6,584)    $  5,546     $(45,772)   $ (1,982)    $(78,730)       $ 17,614
                                ==========   ========     ========     ========    ========     ========        ========

                                                                       EXHIBIT B
                                                                     PAGE 1 OF 2


                              ORGANIZATIONAL CHART
                      SHOWING THE RELATIONSHIP OF EACH EWG
                OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
                          IN THE HOLDING-COMPANY SYSTEM

    1. TECO Energy, Inc.
             TECO Power Services Corporation
                    TPS Guatemala One, Inc.
                           Tampa Centro Americana de Electricidad,
                           Ltda. - TCAE (an EWG)

    2.       TECO Power Services Corporation
                    TPS International Power, Inc.
                           TPS de Ultramar, Ltd.
                               TPS de Ultramar Guatemala, S.A.
                                     Distribucion Electrica CentroAmericana II,
                                     S.A.- DECA II
                                          Empressa Electrica de Guatemala, S.A.
                                          EEGSA (a foreign utility company)

    3.       TECO Power Services Corporation
                    TPS International Power, Inc.
                           TPS San Jose International, Inc.
                               TPS San Jose, LDC
                               TPS Palmera, LDC
                                     Palm Import and Export Corporation
                                     San Jose Power Holding Company, Ltd.
                                          Central Generadora Electric San Jose,
                                          S.R.L. - CGESJ (an EWG and a foreign
                                          utility company)

    4.      TECO Power Services Corporation
                    TM Power Ventures, LLC
                           TM  Czech Power, LLC
                                     TM Kladno Electricidad s.r.l.
                                     TM Kladno, B.V.
                                          Nations Kladno, B.V.
                                               Matra Powerplant Holdings, B.V.
                                                   ECK Generating, s.r.o. (an
                                                   EWG)

    5.      TECO Power Services Corporation
                    TM Power Ventures, LLC
                           TM ECK, LLC
                              Nations Kladno (II) B.V.
                                   Energeticke Centrum Kladno, a.s.(a foreign utility company)

                                                                       EXHIBIT B
                                                                     PAGE 2 OF 2


    6.      TECO Power Services Corporation
                    TM Power Ventures, LLC
                           TM Delmarva Power LLC
                              Commonwealth Chesapeake Company, LLC - CCC (an
                              EWG)

    7.      TECO Power Services Corporation
                    TECO Power Ventures, Inc.
                           TPS TriCo, LLC
                              TPS Dell, LLC (an EWG)

    8.      TECO Power Services Corporation
                    TECO Power Ventures, Inc.
                           TPS TriCo, LLC
                              TPS McAdams, LLC (an EWG)

    9.      TECO Power Services Corporation
                    TPS LP, Inc.
                    TPS GP, Inc.
                           TECO-Panda Generating Company, LP
                              Union Power I, LLC
                              Union Power II, LLC
                                   Union Power Partners, LP (an EWG)

    10.     TECO Power Services Corporation
                    TPS LP, Inc.
                    TPS GP, Inc.
                           TECO-Panda Generating Company, LP
                              Panda Gila River I, LLC
                              Panda Gila River II, LLC
                                   Panda Gila River, LP (an EWG)

    11.     TECO Power Services Corporation
                    TPS Hamakua, Inc.
                    TPS Hawaii, Inc.
                           Hamakua A, LLC
                              Hamakua Energy Partners, LP (an EWG)

    12.     TECO Power Services Corporation
                   TECO Power Ventures, Inc.
                      TPS TriCo, LLC
                             TPS Tejas GP, LLC
                             TPS Tejas LP, LLC
                                Frontera Generation Limited Partnership (an EWG)